

04026016



EQUITY INNS

2003 ANNUAL REPORT







PE
12-31-03

APR 1 3 2004

ARS

STRENG THROUGH DIVERSITY






EQUITY INNS

EQUITY INNS, INC. Financial and Hotel Operating Highlights

Financial Data

	Years Ended December 31, 2003	2002
Revenues	$230.1 million	$229.4 million
Net income/(loss)	(22.9 million)	(67,700)
Adjusted funds from operations (1)	31.5 million	34.6 million
Net income (loss) per share, basic and diluted	(0.56)	0.00
Adjusted funds from operations per share and Unit (2)	0.75	0.85
Dividends per common share	0.52	0.51
Investment in hotels, net (3)	691.7 million	740.1 million

(1) *Industry analysts generally consider funds from operations (FFO) to be an appropriate measure of the performance of an equity REIT.* FFO is defined as income before minority interest plus certain non-cash items, such as depreciation and gain (loss) on sale of assets, plus certain non-recurring items. The Company has further adjusted FFO (AFFO) for losses on impairment of hotels held for sale, original issuance costs of preferred stock and all amounts related to deferred income taxes. The Company uses AFFO because it believes that this measure provides investors a more useful indicator of the Company's performance.

(2) Adjusted funds from operations per share is computed as adjusted funds from operations divided by the weighted number of outstanding shares of common stock and units of the Partnership.

(3) Includes assets held for sale.

Equity Inns Hotel Manager's Diversity



INTERSTATE HOTELS
51
HILTON HOTELS
18
PRIME HOSPITALITY
18
WATERFORD HOTEL GROUP
3
WRIGHT PROPERTIES
2
ISLAND HOSPITALITY
1
0
10
20
30
40
50
60

Hotel Operating Data

	Years Ended December 31, 2003*	2002*	Change
Revenue per Available Room (RevPAR)	$50.72	$51.53	(1.6)%
Occupancy	66.8%	66.4%	0.5 %
Average Daily Rate	$75.99	$77.59	(2.1)%

**Comparable basis for 92 hotels open both full years*

RevPAR Changes for 2001 through 2003

INDUSTRY VS. EQUITY INNS



10%
5%
0%
-5%
-10%
-15%
-20%
1ST QTR 2001
2ND QTR 2001
3RD QTR 2001
4TH QTR 2001
1ST QTR 2002
2ND QTR 2002
3RD QTR 2002
4TH QTR 2002
1ST QTR 2003
2ND QTR 2003
3RD QTR 2003
4TH QTR 2003
INDUSTRY
ENN

Equity Inns RevPAR has outperformed the lodging industry two out of the last three years. Additionally, the Company's change in RevPAR has been more consistent and less volatile.

EQUITY INNS, INC. (NYSE:ENN) is a Memphis-based, self-advised real estate investment trust (REIT) and is the largest REIT focused on the upscale extended stay, all-suite and midscale limited-service segments of the hotel industry. At year-end 2003, the Company owned a geographically diverse portfolio of 93 hotels with approximately 12,000 rooms, located in 34 states. The company's hotels are franchised primarily by Marriott, Hilton and Prime Hospitality and include the following leading brands: Homewood Suites and Hampton Inns by Hilton, Residence Inns, and Courtyard by Marriott and AmeriSuites by Prime Hospitality.

EQUITY INNS

LETTER TO SHAREHOLDERS

2003 was another year of industry challenges, but also a year of achievements for Equity Inns. We are pleased to report the following accomplishments:

- We gained share in many of our markets and realized our goal of improving overall occupancy.
- We significantly strengthened our balance sheet, which enabled us to upgrade our hotel portfolio.
- We outperformed our peers with a total return to our shareholders of 59%, which brought our three-year annual total return to over 23%. In the same three-year period the S&P 500 decreased over 4%.
- We continued to provide steady results and, therefore, stable dividends.

Amid a challenging macro environment, Equity Inns remained focused on its core mission of maximizing hotel performance and shareholder value through a "diversity-based" execution strategy, which resulted in lower volatility to our operations and more predictable trends. With a seasoned management team and increased financial strength, we believe we are well positioned to capitalize on the opportunities that lay ahead amid an improving economy in 2004 and beyond. Our strength through diversification includes the following:

- **Geographic** - our 93 hotels operate in 34 states
- **Segment** - our hotels are focused on the mid-price and upscale portions of the industry
- **Brand** - our properties are franchised by well-known and well-positioned industry-leaders, such as Hilton and Marriott, who provide strong marketing support and effective programs such as frequency stay and price match guarantee that drive incremental revenue through our properties.
- **Management** - we utilize six different management companies to operate the properties.

Despite the slowdown in the travel industry, we focused on strategically increasing occupancy share in our individual hotel markets while maintaining our RevPAR premiums. We believed that by concentrating on occupancy, we could minimize our downside during challenging economic times while positioning our hotels to grow ADR as the economy recovers. The results bear this out. According to Smith Travel Research, Equity Inns' occupancy share grew 1.3% to 108.5% in 2003, while maintaining a RevPAR premium of 15.3% as compared to its market competitors. Equity Inns' stable performance over time has produced RevPAR which has outperformed the industry two out of the last three years.

In 2003, our improved capital structure allowed us to seize market opportunities and improve the quality and average age of our hotel portfolio by simultaneously acquiring and divesting hotels where it made strategic sense. We finalized an agreement to acquire four hotels in Florida, including two Marriott Courtyards in Tallahassee and Gainesville, as well as two Residence Inns by Marriott in Tampa and Tallahassee. These acquisitions provided entry into new and growing markets and should generate increased shareholder value. At the same time, we rebalanced our portfolio by divesting four older properties that no longer met our long-term goals: a Holiday Inn Express in Wilkesboro, North Carolina, an AmeriSuites hotel in Jacksonville, Florida, a Hampton Inn in Fort Worth, Texas, and a Hampton Inn & Suites in Bartlett, Tennessee.

Over the past several months, we have finalized agreements to buy an additional five hotels. These purchases are part of our long-term strategy, of shifting our portfolio mix toward upscale properties, increasing our presence in growing markets and improving our portfolio age profile. Furthermore, our portfolio evaluation continues as we will also divest properties that have limited potential to create shareholder value.

Since the beginning of 2003, due to our asset and stock sales, we have increased our acquisition capacity by 33%. At year-end, the Company's availability under its line of credit was over $50 million. As always, we will be opportunistic with respect to raising capital in order to maintain flexibility in making and closing acquisitions.

For the year ended December 31, 2003, Equity Inns reported a loss from continuing operations of $10.3 million, including a non-cash income tax valuation allowance of $16.8 million. Excluding the effect of the valuation allowance, the Company reported income from continuing operations of $6.1 million in 2003, compared to income from continuing operations of $5.8 million in 2002. For the year ended December 31, 2003, Equity Inns reported Adjusted Funds from Operations (AFFO) excluding the impact of both a valuation reserve and a deferred income tax benefit, of $31.5 million, or $0.75 per share, compared to $34.6 million, or $0.85 per share, in the same period last year.

Our financial performance was achieved by adhering to what we consider to be a sound business plan in any operating environment. We minimize the impact any particular region or property can have on the overall portfolio and partner with a select group of proven operators to ensure our assets are managed to first-rate standards. We are always mindful to put our capital to the best possible use and make appropriate changes to ensure we maximize the value of our properties.

Our cash available for distribution (CAD) payout ratio for 2003 was 87%, which enabled the Company to pay a consistent dividend throughout year. Equity Inns' stable performance over the past three years permitted the Company to maintain its consistent record of paying a quarterly dividend the last two years, while some of our peers have not paid a dividend since 2001. The fact that we have consistently maintained our dividend policy is a testament to our management team and the success of our long-term strategy. On December 31, 2003 Equity Inns had a dividend yield of 5.7%.

In 2003, we continued to make strides in improving our balance sheet. Our debt to EBITDA ratio on December 31, 2003 was 4.76 times; our fixed charge coverage ratio was 1.5 times; and our interest coverage was 2.15 times, all within our required bank covenants. We also maintained a borrowing capacity of over $50 million on our $110 million line of credit. Furthermore, the Company's total debt-to-hotel cost level is now 35.3%, the lowest in six years. We believe that these are all good measures of an improving balance sheet.

Importantly, we have no significant debt maturing until 2007, which better allows us to pursue our strategy of growth and diversification. We also realized approximately $30 million in net proceeds through the sale of common stock and preferred stock. In the case of the latter, we shed 75 basis points by replacing our 9.5% Series A preferred stock with 8.75% Series B preferred stock.

In January 2004, Don Dempsey announced his retirement after serving 35 years in the hotel industry. Don has been an invaluable part of the Equity Inns' management team for five years and steered us well as Chief Financial Officer. We would like to thank Don for his significant contributions to Equity Inns. We would also like to welcome Mitch Collins, who joined us in January to replace Don. Mitch brings to our team an extensive knowledge of mergers and acquisitions and relevant public financial experience.

Looking ahead, we are seeing signs of improved economic optimism and believe our industry is well-poised to benefit from this revival in the year ahead. Hotel-room supply stands at the lowest level in ten years. To that point, as demand starts to slowly improve, it will be in a supply constrained environment, which should translate into positive results for Equity Inns and the industry. At the same time, we believe Equity Inns is uniquely positioned to capture future industry growth by setting attainable goals and executing accordingly. We will remain conservative in our balance sheet and reinvest in our assets to enhance value and improve productivity.

We hope the new year will bring more stability for our country, greater safety for our military forces, and, of course, renewed strength for the lodging industry. We greatly appreciate the support of our employees and shareholders as we continue to build upon what we have already achieved.

Sincerely,

Phillip H. McNeill, Sr.
Chairman and Chief Executive Officer

Howard A. Silver
President and COO

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

X Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003 Commission File Number 01-12073

EQUITY INNS, INC.
(Exact Name of Registrant as Specified in its Charter)

Tennessee	62-1550848
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

7700 Wolf River Boulevard, Germantown, Tennessee 38138
(Address of Registrant's Principal Executive Office) (Zip Code)

(901) 754-7774
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:
8.75% Series B Cumulative Preferred Stock, $.01 par value
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes X No __.

Aggregate market value of voting stock and non-voting common stock held by nonaffiliates of the registrant as of June 30, 2003: $269,615,789.
Number of shares of Common Stock, $.01 par value, outstanding as of March 8, 2004: 43,043,736

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its 2004 Annual Meeting of Shareholders to be held May 13, 2004 (the "Proxy Statement") are incorporated by reference into Part III of this Report.

EQUITY INNS, INC
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2003

TABLE OF CONTENTS

PART I

PART I

Throughout this Form 10-K, the words "Company", "Equity Inns", "we", "our", and "us" refer to Equity Inns, Inc., a Tennessee corporation, and its consolidated subsidiaries, unless otherwise stated or the context requires otherwise.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words, "believes", "estimates", "intends", "will", "anticipates", "expects" and words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should specifically consider the various factors identified, or incorporated by reference in this report including, but not limited to those discussed in the sections entitled "Growth Strategy" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations," certain risk factors as discussed in our Current Report on Form 8-K filed March 11, 2004, and in any other documents filed by the Company with the Securities and Exchange Commission that could cause actual results to differ. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

ITEM 1. BUSINESS

(a) General Development of Business

Equity Inns is in the business of acquiring and disposing of equity interests in hotels, primarily mid-scale to upscale properties. The Company completed an initial public offering in March 1994 and is a real estate investment trust ("REIT") for federal income tax purposes. The Company, through its wholly-owned subsidiary, Equity Inns Trust (the "Trust"), is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and, at December 31, 2003, owned an approximate 97.4% interest in the Partnership. We conduct our business through the Partnership and our other subsidiaries.

(b) Narrative Description of Business

At December 31, 2003, we owned 93 hotel properties with a total of 11,997 rooms in 34 states. In order to qualify as a REIT, we cannot operate hotels. Therefore, our hotels were leased to taxable REIT subsidiaries of the Company (the "TRS Lessees") and are managed by unrelated third parties.

On January 1, 2001, the REIT Modernization Act ("RMA") went into effect. Among other things, the RMA permits a REIT to form taxable REIT subsidiaries ("TRSs") that lease hotels from the REIT, provided that the hotels are managed by independent management companies. Effective January 1, 2001, we completed transactions that resulted in our TRSs acquiring leases for the 77 hotels that were previously leased by subsidiaries of Interstate Hotels Corporation. Effective January 1, 2002, we completed transactions that resulted in acquiring leases for the remaining 19 hotels that were previously leased by subsidiaries of Prime Hospitality Corporation. By acquiring these leases through our TRSs, we realized the economic benefits and risks of the operations of these hotels and began reporting hotel revenues and expenses rather than percentage lease revenues.

We maintain management agreements with unrelated third parties for our hotels that range in terms from 1 to 10 years. The management fees consist of a base fee ranging from 1.5% to 2.5% of hotel revenues and an incentive fee consisting of a percentage of gross operating profits in excess of budget, as defined by the management agreements. These fees are recorded by us as a component of direct hotel expenses in our consolidated statements of operations.

At December 31, 2003, our independent hotel managers are as follows:

	# of Hotels
Interstate Hotels Corporation	51
Promus Hotels, Inc. (a Hilton Hotels Corporation subsidiary)	18
Prime Hospitality Corporation	18
Other	6
Total	93

The diversity of our portfolio is such that, at December 31, 2003, no individual hotel exceeded 2.1% of the total rooms in the portfolio. Our geographical distribution and franchise diversity is illustrated by the following charts.

Franchise Diversity

Franchise Affiliation	# of Hotel Properties	# of Rooms/ Suites
Premium Limited Service Hotels:		
Hampton Inn	47	5,905
Comfort Inn	2	245
Sub-total	49	6,150
All-Suite Hotels:		
AmeriSuites	18	2,291
Premium Extended Stay Hotels:		
Residence Inn	11	1,351
Homewood Suites	9	1,295
Sub-total	20	2,646
Full Service Hotels:		
Holiday Inn	4	557
Comfort Inn	1	177
Marriott Courtyard	1	176
Sub-total	6	910
Total	93	11,997

Geographical Diversity

State	Number of Hotels	Number of Suites/Rooms	Percentage of Suites/Rooms
Alabama	3	382	3.2%
Arizona	4	495	4.1%
Arkansas	1	123	1.0%
Colorado	3	356	3.0%
Connecticut	3	405	3.4%
Florida	7	967	8.1%
Georgia	3	314	2.6%
Idaho	1	104	0.9%
Illinois	3	499	4.2%
Indiana	2	255	2.1%
Kansas	2	260	2.2%
Kentucky	1	119	1.0%
Louisiana	1	128	1.1%
Maryland	2	244	2.0%
Michigan	3	399	3.3%
Minnesota	2	248	2.1%
Missouri	2	242	2.0%
Nebraska	1	80	0.7%
Nevada	1	202	1.7%
New Jersey	3	424	3.5%
New Mexico	1	128	1.0%
New York	1	154	1.3%
North Carolina	4	513	4.3%
Ohio	6	736	6.1%
Oklahoma	1	135	1.1%
Oregon	1	168	1.4%
Pennsylvania	2	249	2.1%
South Carolina	3	404	3.4%
Tennessee	9	1,047	8.7%
Texas	8	1,156	9.6%
Vermont	2	200	1.7%
Virginia	2	245	2.0%
Washington	1	161	1.3%
West Virginia	4	455	3.8%
Totals	93	11,997	100.0%

GROWTH STRATEGY

The Company's business objectives are to increase funds from operations and dividends, while enhancing shareholder value primarily through (i) aggressive asset management and the strategic investment of capital in its diversified hotel portfolio, primarily with mid-scale and upscale properties in urban and suburban areas, (ii) selectively acquiring hotels that have been underperforming due to the lack of sufficient capital improvements, poor management or franchise affiliation, and (iii) selectively disposing of hotels that have reached their earnings potential or may, in management's judgment, suffer adverse changes in their local market, or require large capital outlays.

EMPLOYEES

At March 1, 2004, we employed, through a wholly-owned subsidiary, 18 employees.

COMPETITION

The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on the occupancy, average daily rate ("ADR") and Revenue Per Available Room ("RevPAR") of our hotels or at hotel properties acquired in the future. We believe that brand recognition, location, the quality of the hotel, consistency of services provided, and price are the principal competitive factors affecting our hotels.

FRANCHISE AGREEMENTS

A part of our asset management program is the licensing of all of our hotels under nationally franchised brands. We believe that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. We also believe that franchised properties generally have higher levels of occupancy and ADR than unfranchised properties due to access to national reservation systems and advertising and marketing programs provided by franchisors. Our franchise agreements generally have terms ranging from 10 to 25 years and expire beginning in 2004 through 2028. Renewal procedures are currently underway for several of our hotels.

We are also committed to franchisors to make certain capital improvements to our hotel properties, which will be funded primarily through our operating cash flows. We made capital improvements of approximately $13.3 million to our hotels in 2003. In 2004, we expect to fund approximately $17 million of capital improvements to our hotels.

SEASONALITY

Our operations historically have been seasonal in nature, generally reflecting higher occupancy rates and RevPAR during the second and third quarters. This seasonality can be expected to cause fluctuations in our quarterly operating results.

TAX STATUS

We intend to operate so as to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. As long as we qualify for taxation as a REIT, with certain exceptions, we will not be taxed at the corporate level on our taxable income that is distributed to our shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it must distribute annually at least 90% of its taxable income in the form of a dividend to its shareholders. Failure to qualify as a REIT will render us subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and distributions to the shareholders in any such year will not be deductible by us. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property. In connection with our election to be taxed as a REIT, our Company charter imposes certain restrictions on the transfer of shares of our common stock and preferred stock. We have adopted the calendar year as our taxable year.

The RMA, which generally took effect on January 1, 2001, includes several REIT provisions which revised extensively the tax rules applicable to TRSs. Under the RMA provisions, we are now allowed to own all of the stock in TRSs. In addition, a TRS is allowed to perform "non-customary" services for hotel guests and is permitted to enter into many new businesses. However, TRSs are not allowed to manage hotels. Each TRS is required to enter into management contracts for our hotels with independent management companies. The use of TRSs, however, is subject to certain restrictions, including the following:

- no more than 20% of the REIT's assets may consist of securities of its TRSs;
- the tax deductibility of interest paid or accrued by a TRS to its affiliated REIT is limited; and
- a 100% excise tax is imposed on non-arm's length transactions between a TRS and its affiliated REIT or the REIT's tenants.

As a result of the opportunities offered by the RMA, we have terminated or assigned the leases for hotels previously leased to the subsidiaries of Interstate and Prime and entered into new leases with the TRS Lessees for all of our hotels.

ENVIRONMENTAL MATTERS

In connection with the acquisition of our hotels, Phase I environmental site assessments were obtained on all of our hotels. These assessments included historical reviews of our hotels, reviews of certain public records, preliminary investigations of the sites and surrounding properties, screenings for hazardous and toxic substances and underground storage tanks, and the preparation and issuance of a written report. These assessments did not include invasive procedures to detect contaminants from former operations of our hotels or migrating from neighbors or caused by third parties. These assessments have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets, results of operations or liquidity, nor are we aware of any such liability or material environmental issues.

EXECUTIVE OFFICERS OF THE COMPANY

The Company's executive officers, listed below, serve in their respective capacities for approximate one year terms and are subject to re-election annually by the Board of Directors, normally in May of each year.

NAME	POSITION
Phillip H. McNeill, Sr.	Chairman of the Board, Chief Executive Officer and Director
Howard A. Silver	President, Chief Operating Officer and Director
J. Mitchell Collins*	Executive Vice President, Chief Financial Officer, Secretary, Treasurer
Donald H. Dempsey*	Former Executive Vice President, Chief Financial Officer, Secretary, Treasurer
Phillip H. McNeill, Jr.	Executive Vice President of Development
J. Ronald Cooper	Vice President, Controller, Assistant Secretary, and Assistant Treasurer

*Mr. Collins was elected by our Board to be Executive Vice President, Chief Financial Officer, Secretary, and Treasurer on January 23, 2004. Mr. Dempsey resigned as Executive Vice President, Chief Financial Officer, Secretary and Treasurer and director on January 23, 2004 in conjunction with his planned retirement from our Company. Mr. Dempsey will remain an employee of our Company through May 2004.

Phillip H. McNeill, Sr. (age 65) has served as our Chairman of the Board of Directors and Chief Executive Officer since our Company was founded and has been Chairman and President of McNeill Investment Company, Inc. since 1977. From 1963 to 1977, he served in various capacities, including President and Chief Executive Officer, with Schumacher Mortgage Company, Inc., a mortgage banking firm and subsidiary of Time, Inc. Mr. McNeill has served as President and Director of the Memphis Mortgage Bankers Association and the Tennessee State Mortgage Bankers Association. He has been a director of National Commerce Financial Corporation since 1999, a member of the Board of Trustees of Rhodes College, the Board of Visitors of the University of Memphis, and a board member of the Society of Entrepreneurs and Youth Villages, Inc. He has been Chairman of the Board, Chief Executive Officer and Director of our Company since its founding in 1993. Mr. McNeill is the father of Phillip H. McNeill, Jr., our Executive Vice President-Development.

Howard A. Silver (age 49) is our President and Chief Operating Officer. Mr. Silver joined our Company in May 1994 and has served in various capacities, including Executive Vice President of Finance, Secretary, Treasurer and Chief Financial Officer of our Company until June 1998. From 1992 until joining our Company, Mr. Silver served as Chief Financial Officer of Alabaster Originals, L.P., Memphis, Tennessee, a fashion jewelry wholesaler. From 1978 to 1985, Mr. Silver was a certified public accountant with the national accounting firm of Coopers & Lybrand L.L.P., from 1985 to 1987, Mr. Silver served as Vice President of Finance of Fogelman Properties, Inc., Memphis, Tennessee, an apartment management company, and from 1987 to 1992, Mr. Silver was employed as a certified public accountant with the national accounting firm of Ernst & Young. He has been a certified public accountant since 1980. Mr. Silver has been a director of our Company since December 1998. Mr. Silver is also on the Board of Managers of GHII, LLC, a private furniture and equipment contractor, and is a director of Ridgeway Country Club.

J. Mitchell Collins (age 35) is Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company, positions he has held since January 2004. From 2000 until 2003, he served as Executive Vice President and Chief Financial Officer of ResortQuest International, Inc., a New York Stock Exchange Company ("NYSE") that performed rental property management in resort areas. ResortQuest was purchased by Gaylord Entertainment, Inc. in late 2003. From 1990 until 2000, Mr. Collins worked with Arthur Andersen LLP, where he represented the firm as part of its National Hospitality practice and also was a Team Leader for Andersen's Real Estate and Hospitality practice in its Mid-South region. Mr. Collins is also a member of the American Institute of Certified Public Accountants.

Phillip H. McNeill, Jr. (age 42) is Executive Vice President of Development of the Company, a position he has held since 1996. From 1994 to 1996, he served as President of Trust Leasing, Inc., formerly McNeill Hotel Co., Inc., the Company's former lessee, and from 1984 to 1996 served as Vice President of Trust Management, Inc., formerly McNeill Hospitality Corporation, which was an affiliate of McNeill Hotel Company. Mr. McNeill is the son of Phillip H. McNeill, Sr., our Chairman and Chief Executive Officer.

J. Ronald Cooper (age 55) is Vice President, Controller, Assistant Secretary and Assistant Treasurer of the Company, positions he has held since 1996. From 1994 to 1996, he was Controller and Director of Financial Reporting for McNeill Hotel Company and joined the that Company in October 1994. Mr. Cooper has been a certified public accountant since 1972. From 1978 until joining McNeill Hotel Company, Mr. Cooper was employed as Secretary, Treasurer and Controller of Wall Street Deli, Inc., a publicly-owned delicatessen company. Prior to that, Mr. Cooper was a certified public accountant with the national accounting firm of Coopers & Lybrand L.L.P. from 1970 to 1976.

AVAILABLE INFORMATION

Our Internet website address is: *www.equityinns.com*. We also make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC").

We will also make available our Corporate Governance Guidelines and the charters of our Audit, Compensation and Corporate Governance and Nomination Committee on our website under "Corporate Governance" by the time of our annual meeting of shareholders on May 13, 2004. We have also adopted a Code of Ethics that applies to all of our employees and will post this Code of Ethics, along with our Whistleblower policy, on our website by the time of our 2004 annual meeting. We intend to satisfy the disclosure requirements under Item 10 of Form 8-K relating to amendments to or waivers from any provision of the Code of Ethics by posting such information on our website. Our corporate governance documents are also available in print upon written shareholder request to our Secretary, J. Mitchell Collins, at 7700 Wolf River Boulevard, Germantown, Tennessee 38138, or by filling out an information request on our website under "Information Requests."

The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings that we make with the SEC.

ITEM 2. PROPERTIES

The following table sets forth certain information for the year ended December 31, 2003 with respect to our hotels:

	Date Opened	Year Ended December 31, 2003 Number Of Rooms	Room Revenue(1)	Occupancy	Average Daily Rate	Revenue Per Available Room (2)
Hampton Inn:						
Albany, New York	1986	154	$ 3,987	68.9%	$102.94	$70.92
Ann Arbor, Michigan	1986	150	2,703	62.2%	$79.87	$49.71
Atlanta (Northlake), Georgia	1988	130	1,500	53.4%	$59.69	$31.86
Austin, Texas	1987	122	1,549	53.8%	$65.17	$35.07
Baltimore (Glen Burnie), Maryland	1989	116	2,902	84.7%	$81.64	$69.14
Beckley, West Virginia	1992	108	2,223	81.8%	$68.90	$56.38
Birmingham (Mountain Brook), Alabama	1987	131	2,497	70.8%	$74.27	$52.61
Birmingham (Vestavia), Alabama	1986	123	1,627	56.0%	$65.18	$36.53
Chapel Hill, North Carolina	1986	122	1,961	67.3%	$65.98	$44.39
Charleston, South Carolina	1985	125	2,036	78.8%	$56.65	$44.62
Chattanooga, Tennessee	1988	168	2,622	71.8%	$59.91	$43.01
Chicago (Gurnee), Illinois	1988	134	1,934	57.4%	$68.84	$39.54
Chicago (Naperville), Illinois	1987	130	2,312	66.8%	$74.10	$49.48
Cleveland, Ohio	1987	123	1,543	52.5%	$65.51	$34.36
College Station, Texas	1986	135	2,013	63.2%	$65.13	$41.15
Colorado Springs, Colorado	1985	128	1,476	51.7%	$61.07	$31.59
Columbia, South Carolina	1985	121	1,694	61.2%	$63.19	$38.67
Columbus, Georgia	1986	119	1,885	69.0%	$63.46	$43.78
Columbus (Dublin), Ohio	1988	123	1,776	56.7%	$69.75	$39.56
Dallas (Addison), Texas	1985	160	1,579	46.2%	$58.90	$27.21
Dallas (Richardson), Texas	1987	130	1,513	56.7%	$56.22	$31.88
Denver (Aurora), Colorado	1985	132	1,330	54.0%	$51.51	$27.81
Detroit (Madison Heights), Michigan	1987	124	2,354	61.6%	$84.46	$52.01
Detroit (Northfield), Michigan	1989	125	2,350	63.3%	$81.32	$51.50
Fayetteville, North Carolina	1986	122	2,129	79.4%	$60.71	$48.20
Ft. Worth, Texas (3) (4)	1987	125	111	55.9%	$76.22	$42.61
Gastonia, North Carolina	1989	109	1,344	60.5%	$55.80	$33.79
Indianapolis, Indiana	1987	129	2,313	66.6%	$73.73	$49.13
Jacksonville, Florida (3)	1986	122	2,048	74.0%	$62.69	$46.37
Kansas City (Overland Park), Kansas	1991	134	2,090	60.0%	$71.24	$42.73
Kansas City, Missouri	1987	120	2,101	61.3%	$78.25	$47.97
Knoxville, Tennessee	1991	118	1,897	74.8%	$58.86	$44.04
Little Rock (North), Arkansas	1985	123	1,381	52.0%	$59.09	$30.75
Louisville, Kentucky	1986	119	1,444	55.0%	$60.99	$33.54
Memphis (Poplar),Tennessee	1985	126	2,486	69.2%	$78.77	$54.49
Memphis (Sycamore View), Tennessee	1984	117	1,343	57.9%	$54.80	$31.73
Meriden, Connecticut	1988	125	2,099	58.2%	$79.66	$46.38
Milford, Connecticut	1986	148	2,432	58.5%	$77.01	$45.03
Morgantown, West Virginia	1991	108	2,273	75.3%	$77.27	$58.21
Nashville (Briley Parkway), Tennessee	1987	120	1,802	64.7%	$64.16	$41.50
Norfolk, Virginia	1990	119	2,394	75.1%	$73.98	$55.59
Pickwick, Tennessee	1994	50	654	53.2%	$67.42	$35.85
San Antonio (Bowie), Texas	1995	169	3,521	67.6%	$84.02	$56.77
Sarasota, Florida (3)	1987	97	1,149	53.2%	$60.96	$32.45
Scottsdale, Arizona	1996	126	1,781	50.1%	$77.26	$38.73
Scranton, Pennsylvania	1994	129	2,600	73.0%	$75.68	$55.22
State College, Pennsylvania	1987	120	1,971	54.5%	$82.58	$45.01
St. Louis (Westport), Missouri	1987	122	1,856	58.1%	$71.75	$41.69
Hampton Inn & Suites						
Bartlett, Tennessee (3) (4)	1998	125	14	34.6%	$64.98	$22.46
Marriott Courtyard						
Houston, Texas	2002	176	4,348	69.7%	$97.11	$67.69
Comfort Inn:						
Dallas (Arlington), Texas (3)	1985	141	1,175	47.7%	$47.88	$22.83
Jacksonville Beach, Florida	1973	177	4,496	75.1%	$92.70	$69.59
Rutland, Vermont	1985	104	1,721	62.7%	$72.51	$45.47

	Year Ended December 31, 2003					
	Date Opened	Number Of Rooms	Room Revenue(1)	Occupancy	Average Daily Rate	Revenue Per Available Room (2)
Residence Inn:						
Boise, Idaho	1986	104	2,622	79.9%	$86.42	$69.07
Burlington, Vermont	1988	96	2,355	78.8%	$85.27	$67.21
Colorado Springs, Colorado	1984	96	2,054	74.8%	$78.28	$58.52
Minneapolis (Eagan), Minnesota	1988	120	2,492	72.1%	$79.17	$57.05
Oklahoma City, Oklahoma	1982	135	2,849	76.5%	$75.60	$57.81
Omaha, Nebraska	1981	80	1,964	80.2%	$83.89	$67.27
Portland, Oregon	1990	168	3,798	69.8%	$88.77	$61.94
Princeton, New Jersey	1988	208	5,330	81.3%	$86.38	$70.20
Somers Point, New Jersey	1988	120	4,092	73.7%	$126.85	$93.43
Tinton Falls, New Jersey	1988	96	3,074	80.1%	$108.90	$87.27
Tucson, Arizona	1985	128	3,179	87.1%	$78.10	$68.04
Holiday Inn:						
Bluefield, West Virginia	1980	120	2,046	68.8%	$67.95	$46.72
Charleston (Mt. Pleasant), South Carolina	1988	158	2,681	55.8%	$83.33	$46.48
Oak Hill, West Virginia	1983	119	1,196	47.7%	$57.74	$27.54
Wilkesboro, North Carolina (3) (4)	1985	101	938	63.4%	$66.65	$42.25
Winston-Salem, North Carolina	1969	160	1,563	49.3%	$54.63	$26.94
Homewood Suites:						
Augusta, Georgia	1997	65	1,702	75.5%	$95.07	$71.75
Chicago, Illinois	1999	235	9,227	79.2%	$136.93	$108.49
Cincinnati (Sharonville), Ohio	1990	111	2,150	68.6%	$77.34	$53.07
Hartford, Connecticut	1990	132	3,480	68.2%	$105.84	$72.22
Memphis (Germantown), Tennessee	1996	92	2,007	70.9%	$84.24	$59.76
Orlando, Florida	1999	252	6,022	79.6%	$82.22	$65.47
Phoenix, Arizona	1996	124	2,799	65.8%	$93.98	$61.83
San Antonio, Texas	1996	123	2,975	76.1%	$87.07	$66.27
Seattle, Washington	1998	161	4,903	80.8%	$103.26	$83.43
AmeriSuites:						
Albuquerque, New Mexico	1997	128	2,821	87.9%	$68.70	$60.37
Baltimore, Maryland	1996	128	2,919	76.7%	$81.50	$62.47
Baton Rouge, Louisiana	1997	128	2,131	61.5%	$74.15	$45.58
Birmingham, Alabama	1997	128	2,272	76.5%	$63.51	$48.61
Cincinnati (Blue Ash), Ohio	1990	127	1,264	47.1%	$57.92	$27.28
Cincinnati (Forest Park), Ohio	1992	126	1,638	50.8%	$70.14	$35.61
Columbus, Ohio	1994	126	2,037	62.5%	$70.83	$44.27
Flagstaff, Arizona	1993	117	1,856	69.4%	$62.58	$43.43
Indianapolis, Indiana	1992	126	2,060	62.5%	$71.72	$44.80
Jacksonville, Florida (3) (4)	1996	112	1,637	73.2%	$60.45	$44.24
Las Vegas, Nevada	1998	202	4,360	80.7%	$73.28	$59.14
Kansas City (Overland Park), Kansas	1994	126	1,649	55.3%	$64.78	$35.85
Memphis (Wolfchase), Tennessee	1996	128	1,800	59.5%	$64.79	$38.53
Miami, Florida	1996	126	2,226	79.3%	$61.05	$48.40
Miami (Kendall), Florida	1996	67	1,869	83.2%	$91.85	$76.41
Minneapolis, Minnesota	1997	128	2,573	72.8%	$75.65	$55.07
Nashville, Tennessee	1997	128	1,935	66.0%	$62.74	$41.41
Richmond, Virginia	1992	126	1,967	70.8%	$60.41	$42.77
Tampa, Florida	1994	126	2,581	74.1%	$75.57	$56.01
Consolidated Totals/Weighted Average for all Hotels		12,460	$225,432	66.7%	$75.99	$50.72

(1) Amounts in thousands.
(2) Determined by multiplying occupancy times the average daily rate.
(3) Operations of these hotels are classified as discontinued operations in our accompanying consolidated statements of operations.
(4) Represents a partial year of operations, as these hotels were sold during 2003.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various legal actions arising in the ordinary course of business. Management does not believe that any of the pending actions will have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our shareholders during the fourth quarter of 2003, through the solicitation of proxies or otherwise.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

The Company's common stock, $.01 par value, is traded on the NYSE under the symbol "ENN." The following table sets forth for the indicated periods the high and low closing prices for the common stock as traded through the facilities of the NYSE and the cash distributions declared per share:

	Price Range		Distributions Declared	Record
	High	Low	Per Share	Date
Year Ended December 31, 2002:				
First Quarter	$8.34	$6.92	$0.12	March 29, 2002
Second Quarter	$8.34	$6.92	$0.13	June 28, 2002
Third Quarter	$7.59	$5.85	$0.13	September 30, 2002
Fourth Quarter	$6.35	$5.03	$0.13	December 31, 2002
Year Ended December 31, 2003:				
First Quarter	$6.13	$5.28	$0.13	March 31, 2003
Second Quarter	$7.37	$5.90	$0.13	June 30, 2003
Third Quarter	$7.75	$6.42	$0.13	September 30, 2003
Fourth Quarter	$9.34	$7.72	$0.13	December 31, 2003

(b) Shareholder Information

On March 3, 2004, there were 731 record holders of the Company's common stock, including shares held in "street name" by nominees who are record holders, and approximately 21,000 beneficial owners.

(c) Distributions

We have adopted a policy of paying regular quarterly distributions on our common stock, and cash distributions were paid on our common stock each quarter since our initial public offering in March 1994, through the third quarter of 2001. Due to the economic impact of the events of September 11, 2001 on the lodging industry, we did not declare or pay a distribution for the fourth quarter of 2001. We again began paying distributions in the first quarter of 2002. Earnings and profits determine whether distributions to our shareholders are taxable as ordinary income or are a non-taxable return of capital. Earnings and profits for federal income tax purposes will differ from net income reported for financial purposes primarily due to the difference for federal tax purposes in the estimated lives used to compute depreciation on our hotels.

We expect to make future quarterly distributions to our shareholders. The amount of our future distributions will be based upon quarterly operating results, economic conditions, capital requirements, the Internal Revenue Code's annual distribution requirements, leverage restrictions imposed by our Line of Credit and other factors which our Board of Directors deems relevant.

A portion of the distribution to our shareholders is expected to represent a return of capital for federal income tax purposes. Our distributions made in 2003, 2002 and 2001 are considered to be approximately 1%, 3% and 21% return of capital, respectively, for federal income tax purposes.

(d) Recent Sales of Unregistered Securities

During the year ended December 31, 2003, we issued 51,521 shares of common stock in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, upon the redemption of units of limited partnership interest in our Partnership.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for the Company that has been derived from the financial statements of the Company and the notes thereto. Such data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto.

EQUITY INNS, INC.
SELECTED FINANCIAL DATA
(in thousands, except per share data)

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Operating Data:					
Revenue (1)	$230,092	$229,416	$215,556	$112,503	$112,818
Income (loss) from continuing operations (1)	(10,294)	5,767	9,676	18,868	27,331
Income (loss) from discontinued operations (1)	(3,395)	697	488	(2,528)	1,985
Net income (loss) (1)	(13,689)	6,464	10,164	16,340	29,316
Preferred stock dividends	6,823	6,531	6,531	6,531	6,531
Net income (loss) applicable to common shareholders	(22,920)	(67)	3,633	9,809	22,785
Net income (loss) from continuing operations per common share, basic and diluted	(.48)	(.02)	.09	.34	.56
Net income (loss) per common share, basic and diluted	(.56)	.00	.10	.27	.61
Distributions declared per common share and unit	.52	.51	.75	1.06	1.24
Weighted average number of common shares outstanding-diluted	40,999	39,628	36,834	36,698	37,225
Balance Sheet Data:					
Investments in hotel properties, net	$681,478	$740,146	$751,891	$772,411	$814,537
Total assets	724,281	774,452	778,079	801,743	832,119
Debt	329,774	362,881	384,166	383,403	381,175
Minority interests in Partnership	7,338	8,782	9,512	10,370	12,008
Shareholders' Equity	356,386	366,267	358,164	383,786	412,252
Cash Flow Data:					
Cash flows provided by operating activities	$33,947	$43,804	$68,568	$58,010	$ 71,515
Cash flows provided by (used in) investing activities	1,928	(25,327)	(20,925)	(2,201)	(61,899)
Cash flows used in financing activities	(33,590)	(16,920)	(44,077)	(55,377)	(9,655)
Other Data:					
Funds From Operations (2)	$14,707	$40,885	$44,646	$53,729	$61,180
Adjusted Funds From Operations (2)	31,497	34,560	44,336	53,729	61,180

(1) Beginning in 2001, our consolidated results of operations reflect (i) hotel-level revenues and operating costs and expenses for hotels previously leased to subsidiaries of Interstate and (ii)

percentage lease revenue from subsidiaries of Prime. Prior to 2001, our revenues consisted principally of lease revenue from its third party lessees and did not reflect hotel-level revenues and operating costs and expenses. Beginning in 2002, our consolidated results of operations reflect hotel-level revenues and operating expenses for all the hotels owned during the year.

(2) See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, appearing on pages 20 and 21, for a detailed discussion and reconciliation of net income to funds from operations and adjusted funds from operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Comparison of the Company's operating results for the year ended December 31, 2003 with the year ended December 31, 2002.

Revenues

Hotel revenues of approximately $229.5 million for 2003 were relatively flat as compared to 2002. After eliminating revenues from one hotel acquisition for the full year in both periods, our same-store hotel revenues decreased by approximately $3.8 million in 2003 as compared to 2002, primarily due to a RevPAR decline of 1.6%, driven primarily by a decline in our ADR from $77.59 to $75.99.

Other revenue of approximately $620,000 for 2003 decreased approximately $330,000, or 35%, as compared to approximately $950,000 in 2002 primarily due to a decrease in the income received from the provision of certain management services related to our joint venture, GHII, LLC.

Operating Expenses

Hotel expenses of approximately $138.0 million for 2003 were relatively flat as compared to 2002. After eliminating expenses from one hotel acquisition for the full year in both periods, our same-store hotel expenses decreased by approximately $1.4 million in 2003 as compared to 2002, primarily due to an increase in Prime's minimum net operating income guarantee to us under our management agreements of approximately $1.1 million, a decrease in maintenance costs of approximately $630,000 and a net reduction in payroll and related benefits of approximately $410,000, partially offset by an increase in utility and insurance expenses of approximately $865,000. Hotel expenses as a percentage of hotel revenues were 60% in 2003 and 2002.

Depreciation expense of approximately $38.5 million for 2003 was relatively flat as compared to 2002.

Property taxes, rental expense and insurance of approximately $17.7 million in 2003 was relatively flat as compared to 2002. Property taxes and insurance expenses increased approximately $450,000 primarily due to our one hotel acquisition that was mostly offset by a reduction in our land lease expense.

General and administrative expenses of approximately $7.4 million for 2003 increased approximately $810,000, or 12%, as compared to approximately $6.6 million in 2002. This increase was primarily due to increased professional fees of approximately $60,000, increased insurance of approximately $100,000, increased franchise taxes of approximately $400,000 and increased incentives wages and related benefits of approximately $500,000, partially offset by a reduction in our non-cash compensation of $160,000.

Operating Income

For 2003, we recorded operating income of approximately $28.6 million as compared to operating income of approximately $30.3 million for 2002. The principal component of the change in operating income for 2003 as compared to 2002 was an increase of approximately $1.8 million related to one hotel acquisition, a decrease in same-store hotel revenues of approximately $3.8 million, a decrease in other revenue of approximately $330,000, partially offset by a net reduction of same-store hotel expenses and general and administrative expenses of approximately $600,000.

Comparison of the Company's operating results for the year ended December 31, 2002 with the year ended December 31, 2001.

Historical

On a historical basis, in 2002 total revenue and total expenses increased approximately $13.9 million and $22.7 million, to approximately $229.4 million and $199.1 million, respectively, as compared to 2001, primarily as a result of reporting hotel revenues and expenses in 2002 compared to reporting a combination of hotel revenues and percentage lease revenues in 2001, as a result of the termination of our Prime leases on January 1, 2002.

Pro Forma

During 2001, our revenues primarily represented rental income from 19 AmeriSuites hotels leased by Prime and hotel-level revenues from 77 hotels leased to our TRS Lessees and operated under independent management contracts. Upon the termination of the leases with Prime, beginning in January 2002, all of our hotels were leased to the TRS Lessees and operated under independent management contracts. Consequently, beginning January 1, 2002, our consolidated results of operations reflect hotel-level revenues and operating expenses for all of our hotels. In order to show comparability of our results of operations, we have presented below a pro forma presentation of 2002 and 2001.

Because of the significant changes to our corporate structure as a result of the termination of the Prime leases effective January 1, 2002, we believe that a discussion of our pro forma results for the 19 hotels that were subject to third-party leases in 2001 is meaningful and relevant to an investor's understanding of our present and future operations. The pro forma adjustments required to reflect the termination of the Prime leases are to record hotel-level revenues and expenses and reduce historical rental income with respect to these 19 properties.

The following table separately sets forth a comparison of all our hotels leased to the TRS Lessees (in thousands):

	For the Years Ended					
	December 31, 2002	December 31, 2001	December 31, 2002	Pro Forma December 31, 2001	December 31, 2002	Pro Forma December 31, 2001
	77 Hotels and Corporate		19 Hotels (AmeriSuites)		Total	
Hotel revenues	$186,074	$189,300	$42,390	$45,339	$228,464	$234,639
Other revenue	952	2,039			952	2,039
Hotel expenses	116,839	112,466	19,460	21,736	136,299	134,202
Depreciation	31,106	31,546	7,487	7,178	38,593	38,724
Property taxes, rental expense and insurance	14,355	11,935	3,261	3,402	17,616	15,337
General and administrative	6,560	6,644			6,560	6,644
Impairment of long-lived assets		550				550
Provisions for doubtful accounts	25	2,717			25	2,717
Operating income	$ 18,141	$ 25,481	$12,182	$13,023	$ 30,323	$ 38,504

Pro forma numbers presented represent our historical revenues and expenses, adjusted as described by pro forma changes below.

Pro forma adjustments:

(a) Total revenue adjustments consist of the changes in historical revenue from the elimination of historical percentage lease revenue and the addition of historical hotel operating revenues for the 19 AmeriSuites hotels.

(b) Total operating expense adjustments consist of: (i) the changes in historical operating expenses from the addition of historical hotel operating expenses and the elimination of percentage lease expense for the 19 AmeriSuites hotels; and (ii) the adjustment to record management fees at their new contractual rates as a component of hotel expenses.

The pro forma financial information does not purport to represent what our results of operations or financial condition would actually have been if the transactions had in fact occurred at the beginning of 2001 or to project our results of operations or financial condition for any future period. The pro forma financial information is based upon available information and upon assumptions and estimates that management believes are reasonable under the circumstances.

Revenues

Hotel revenues of approximately $228.5 million for 2002 decreased approximately $6.2 million, or 2.6%, as compared to approximately $234.6 million in 2001 on a pro forma basis. The decrease in revenue is primarily due to a RevPAR decline of 2.1% as compared to 2001. Our occupancy increased 83 points to 66.3% as compared to 2001, and our ADR decreased 3.3% to $77.59 as compared to 2001.

Other revenue of approximately $950,000 for 2002 decreased approximately $1.1 million, or 53%, as compared to approximately $2.0 million in 2001. This decrease was primarily due to a decrease of $550,000 in the income received from the provision of certain management services to our joint venture, GHII, LLC and a decrease in miscellaneous income of approximately $330,000 related to linen inventory in conjunction with the creation of our TRS Lessees.

Operating Expenses

Hotel expenses of approximately $136.3 million for 2002 million increased approximately $2.1 million, or 1.6%, as compared to approximately $134.2 million in 2001 on a pro forma basis. The increase in hotel expenses is primarily due to increased insurance premiums and increased payroll and employee benefits. Hotel expenses as a percentage of hotel revenues were 60% in 2002 and 57% in 2001 on a pro forma basis.

Depreciation expense of approximately $38.6 million for 2002 was relatively flat as compared to 2001.

Property taxes, rental expense and insurance expenses of approximately $17.6 million for 2002 increased approximately $2.3 million, or 15%, as compared to approximately $15.3 million in 2001. The increase was primarily due to an increase of approximately $68,000 in our land lease expense, an increase of approximately $247,000 in real estate taxes and an increase in insurance expense of approximately $2.0 million due to the aftermath of the September 11, 2001 national tragedy.

General and administrative expenses of approximately $6.6 million for 2002 remained relatively flat as compared to 2001.

For 2002, we recorded $25,000 in charges related to provisions for doubtful accounts as compared to approximately $3.3 million in 2001 related to an impairment of long-lived assets combined with provisions for doubtful accounts.

Operating Income

For 2002, we recorded operating income of approximately $30.3 million as compared to operating income of approximately $38.5 million for 2001 on a pro forma basis. The principal factors relating to the change in operating income for 2002 as compared to 2001 was a decrease of approximately $6.2 million related to our hotel revenues on a pro forma basis, an increase in hotel expenses of approximately $2.1 million on a pro forma basis, an increase in property taxes, rental expense and insurance of approximately $2.3 million, partially offset by an impairment charge of $550,000 and provisions for doubtful accounts of approximately $2.7 million recorded in 2001.

Liquidity and Capital Resources

Equity Inns' principal source of cash to meet its operating requirements, including distributions to our shareholders and repayments of indebtedness, is from our hotels' results of operations. For 2003, net cash flows provided by our operating activities was approximately $33.9 million. We currently expect that our operating cash flows will be sufficient to fund our continuing operations, including our required debt service obligations and distributions to shareholders required to maintain our REIT status. We expect to fund any short-term liquidity requirements above our operating cash flows through short-term borrowings under our Line of Credit. In June 2003, we entered into our collateralized Line of Credit for $110 million, subject to certain restrictions. Borrowings under the Line of Credit bear interest at LIBOR plus 2.25% to 3.0% per annum as determined by the quarterly leverage of Equity Inns, and this facility matures in June 2006. The Line of Credit maintains certain restrictions regarding capital expenditures and other quarterly financial covenants, including a test for free cash flow for dividend payouts, a fixed charge test and a leverage test, among other covenants. At December 31, 2003, we had the ability to borrow over $50 million under our Line of Credit.

During 2003, we raised $29.9 million in net equity through a combination of common and preferred offerings. The net proceeds from the issuances were used to pay down our Line of Credit.

During 2003, we sold four hotels (Hampton Inn in Ft. Worth, Texas; Hampton Inn & Suites in Bartlett, Tennessee; Holiday Inn Express in Wilkesboro, North Carolina and AmeriSuites in Jacksonville, Florida) for an aggregate price of $20.1 million, resulting in a gain on these sales of approximately $1.6 million, net of impairment charges previously recorded. Approximately $418,000 of this gain has been deferred by the Company. The sales prices were paid in cash, except for the Jacksonville hotel, $4.0 million of which was in the form of a 15-month note bearing interest at 7.75% per annum. The proceeds were utilized to pay down our long-term debt.

We may make additional investments in hotel properties and may incur indebtedness to make such investments or to meet distribution requirements imposed on a REIT under the Internal Revenue Code of 1986 to the extent that working capital and cash flows from our investments are insufficient to make such distributions. Our Board of Directors has adopted a policy limiting aggregate indebtedness to 45% of our investment in hotel properties, at cost, after giving effect to our use of proceeds from any indebtedness. This policy may be amended at any time by the Board of Directors without shareholder vote. Our consolidated indebtedness was 35.3% of our investments in hotels, at original cost, at December 31, 2003.

The following details our debt outstanding at December 31, 2003 and 2002 (in thousands):

	Principal Balance		Interest			Collateral	Net Book
	12/31/03	12/31/02	Rate		Maturity	# of Hotels	Value at 12/31/03
Commercial Mortgage Bonds							
Class A	$ 4,061	$ 8,464	6.83%	Fixed	Nov 2006		
Class B	50,600	50,600	7.37%	Fixed	Dec 2015		
Class C	10,000	10,000	7.58%	Fixed	Feb 2017		
	64,661	69,064				20	$105,705
Line of Credit	50,000	85,900	LIBOR plus Percentage	Variable	June 2006	26	228,161
Mortgage	91,009	92,584	8.37%	Fixed	July 2009	19	156,417
Mortgage	66,891	67,890	8.25%	Fixed	Nov 2010	16	101,419
Mortgage	34,612	35,100	8.25%	Fixed	Nov 2010	8	56,133
Mortgage	10,750		LIBOR plus 285 pts.	Variable	August 2008	1	15,459
Mortgage	2,912	2,996	6.00%	Fixed	May 2008	1	6,691
Mortgage	5,431	5,662	10.00%	Fixed	Sept 2005	1	10,977
Mortgage	3,508	3,685	6.37%	Fixed	Nov 2016	1	7,880
	$329,774	$362,881					$688,842

The Company's weighted average interest rate for 2003 and 2002 was 7.92% and 8.03%, respectively.

On March 20, 2003, we entered into an interest rate swap agreement with a financial institution on a notional amount of $25 million. The agreement became effective in November 2003 and expires in November 2008. The agreement effectively fixes the interest rate on the first $25 million of floating rate debt outstanding under our Line of Credit at a rate of 3.875% per annum plus the interest rate spread on our Line of Credit, thus reducing exposure to interest rate fluctuations. The notional amount does not represent amounts exchanged by the parties, and thus is not a measure of exposure to us. The differences to be paid or received by us under the interest rate swap agreement are recognized as an adjustment to interest expense. The agreement is with a major financial institution, which is expected to fully perform under the terms of the agreement.

On March 20, 2003, we entered into an interest rate swap agreement with a financial institution on a notional amount of $25 million. The agreement became effective in November 2003 and expires in November 2006. The agreement effectively fixes the interests rate on the second $25 million of floating rate debt outstanding under our Line of Credit at a rate of 3.22% per annum plus the interest rate spread on our Line of Credit, thus reducing exposure to interest rate fluctuations. The notional amount does not represent amounts exchanged by the parties, and thus is not a measure of exposure to us. The differences to be paid or received by us under the interest rate swap agreement are recognized as an adjustment to interest expense. The agreement is with a major financial institution, which is expected to fully perform under the terms of the agreement.

During 2003, we invested $13.3 million to fund capital improvements in our hotels, including replacement of carpets, drapes, renovation of common areas and improvements of hotel exteriors. In addition, we expect to fund approximately $17 million in 2004 for capital improvements with $3.5 million representing one-time upgrades to certain of our hotel properties. We intend to fund such improvements out of future cash flows from operations, current cash balances and borrowings under our Line of Credit. Under certain of our loan covenants, we are obligated to fund 4% of room revenues per quarter on a cumulative basis, to a separate room renovation account for the ongoing replacement or refurbishment of furniture, fixtures and equipment at our hotels. For 2003 and 2002, the amounts expended exceeded, in aggregate, the amounts required under the loan covenants.

REITs are subject to a number of organizational and operational requirements. For example, for federal income tax purposes, a REIT, and therefore the Company, is required to pay distributions of at least 90% of its taxable income to our shareholders. We intend to pay these distributions from operating cash flows. During 2003, our Partnership distributed an aggregate of $21.9 million to our partners, or $.52 per unit (including $21.3 million of distributions to the Company to fund distributions to our shareholders of $.52 per share in 2003). During 2002, our Partnership distributed an aggregate of $21.2 million to our partners, or $.51 per share. We expect to make future quarterly distributions to our shareholders. The amount of our future distributions will be based upon quarterly operating results, economic conditions, capital requirements, the Internal Revenue Code's annual distribution requirements, leverage restrictions imposed by our Line of Credit and other factors which our Board of Directors deems relevant.

We expect to meet our long-term liquidity requirements, such as scheduled debt maturities and property acquisitions, through long-term secured and unsecured borrowings, the issuance of additional equity securities of the Company or, in connection with acquisitions of hotel properties, the issuance of Partnership units. Under our Partnership's limited partnership agreement, subject to certain holding period requirements, holders of units in our Partnership have the right to require the Partnership to redeem their units. During 2003, 51,521 units were tendered for redemption. Under the Partnership agreement, we have the option to redeem units tendered for redemption on a one-for-one basis for shares of common stock or for an equivalent amount of cash. We anticipate that we will acquire any units tendered for redemption in the foreseeable future in exchange for shares of common stock and, to date, have registered such shares so as to be freely tradeable by the recipient.

We have obligations and commitments to make future payments under debt and operating lease contracts. The following schedule details these obligations at December 31, 2003 (in thousands):

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$329,774	$6,074	$68,856	$30,480	$224,364
Operating leases	13,681	968	1,904	1,553	9,256
Total contractual obligations	$343,455	$7,042	$70,760	$32,033	$233,620

Funds from Operations

The National Association of Real Estate Investment Trusts, or NAREIT, defines Funds From Operations, or FFO, as net income (computed in accordance with GAAP) excluding gains (or losses) from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented on a per share basis after making adjustments for the effects of dilutive securities. We use FFO per share as a measure of performance to adjust for certain non-cash expenses such as depreciation and amortization because historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time.

NAREIT adopted the definition of FFO in order to promote an industry-wide standard measure of REIT operating performance. Accordingly, as a member of NAREIT, we adopted FFO as a measure to evaluate performance and facilitate comparisons between us and other REITs, although FFO and FFO per share may not be comparable to those measures reported by other companies.

Adjusted FFO

We have further adjusted FFO for a provision for doubtful accounts related to a note receivable, losses on impairment of hotels held for sale, original issuance cost of redeemed Series A preferred stock, our non-cash deferred income tax valuation allowance and deferred income tax benefits. We refer to this as Adjusted Funds From Operations, or AFFO. Our computation of AFFO and AFFO per share is not comparable to the NAREIT definition of FFO or to similar measures reported by other REITs, but we believe it is an appropriate measure for our Company. We use AFFO because we believe that this measure provides investors a more useful indicator of the operating performance of our hotels by adjusting for the effects of certain non-cash items arising from our investing and financing activities and our income tax reporting. AFFO per share is also used by the Compensation Committee of our Board of Directors as one of the criteria for performance-based compensation.

The following reconciliation of net income to FFO and AFFO illustrates the difference in these measures of operating performance:

	For the Years Ended December 31,		
	2003	2002	2001
	(in thousands, except per share and unit data)		
Net income (loss)	$(13,689)	$ 6,464	$10,164
Less:			
Gain on sale of hotel properties	(1,248)		(83)
Preferred stock dividends	(6,823)	(6,531)	(6,531)
Loss on redemption of Series A Preferred Stock	(2,408)		
Add:			
Minority interest	(495)	(2)	119
Depreciation of buildings, furniture and fixtures	39,370	40,954	40,977
Funds From Operations	14,707	40,885	44,646
Add other items:			
Provision for doubtful accounts			2,592
Impairment of long-lived assets	4,605		550
Loss on redemption of Series A Preferred Stock	2,408		
Deferred tax asset valuation allowance	16,789		
Less:			
Income tax benefit	(7,012)	(6,325)	(3,452)
Adjusted Funds From Operations	$31,497	$34,560	$44,336
Weighted average number of diluted common shares and units outstanding	42,151	40,825	38,036

Inflation

Operators of hotels in general have the ability to adjust room rates quickly. However, competitive pressures may limit our ability to raise room rates in the face of inflation.

Seasonality

Hotel operations historically are seasonal in nature, generally reflecting higher occupancy rates and RevPAR during the second and third quarters. This seasonality can be expected to cause fluctuations in our quarterly results of operations.

Recent Accounting Pronouncements

Note 14 of the Notes to Consolidated Financial Statements discusses the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards affects our financial condition, results of operations or liquidity, the impacts are discussed in the applicable section(s) of the Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, all estimates are evaluated by our management, including those related to bad debts, carrying value of investments in hotel properties, income taxes, contingencies and litigation. All estimates are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers and other borrowers to make required payments. If the financial condition of our customers or other borrowers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We record an impairment charge when we believe an investment in hotels has been impaired such that future undiscounted cash flows would not recover the book basis of the investment in the hotel property. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's carrying value, thereby possibly requiring an impairment charge in the future.

We record a valuation allowance to reduce our deferred tax asset to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. We have determined that a full valuation allowance is needed for the Company's deferred tax asset at December 31, 2003. If our management determines that we will be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance would be charged to income in the periods such determination was made.

Other Developments

Acquisitions

In late 2003 and early 2004, we announced our intent to purchase nine hotels from the McKibbon Hotel Group. All of these transactions are expected to close by the end of May 2004. The total purchase price for the nine hotels is approximately $70 million, including the assumption of approximately $37 million in secured debt, and we expect to fund these acquisitions primarily through borrowings under our Line of Credit and the additional issuance of equity securities. The average age of these nine hotels is seven years.

On January 26, 2004, the Company completed the acquisition of the above-mentioned hotel, a 93-room Marriott Courtyard hotel located in Tallahassee, Florida, for approximately $9.8 million in cash.

Long-Lived Asset Impairments and Sales

During the second and fourth quarters of 2003, we recorded charges for impairments of approximately $3.6 million and $1.0 million, respectively, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as a result of our strategic decision to market four properties for sale. Consequently, we have accounted for the operations of such properties as discontinued in each of the periods presented.

During January 2004, we sold two of these hotels (Hampton Inn, Jacksonville, Florida, and Hampton Inn, Sarasota, Florida) for an aggregate sales price of approximately $8.0 million. We used a portion of the proceeds of these sales to repay borrowings under our secured long-term debt and to pay related prepayment penalties of $400,000. As a condition to the sale of the Jacksonville Hampton Inn, the Company agreed to increase its note receivable from HM-NM, Inc. by $800,000, and applied this amount toward the purchase price of the Jacksonville Hampton Inn. The increased amount of the note is due and payable in February 2005, bears interest at 7.75% per annum, and is secured by the land, building, furniture and fixtures of the AmeriSuites hotel (sold to the same buyer in November 2003) located at 8277 Western Way Circle, Jacksonville, Florida.

Recording of Income Tax Valuation Allowance

At year-end 2003, we determined that a valuation allowance was necessary for our entire deferred income tax asset due to the continued softness in the lodging industry and the uncertainty associated with its future recovery. Accordingly, we recorded an approximate $16.8 million non-cash valuation allowance ($16.2 million after minority interests consideration) associated with our deferred income tax asset in accordance with SFAS No. 109, "Accounting for Income Taxes." Additionally, we will discontinue recording a deferred income tax benefit for 2004.

Hotel Development

We intend to develop a 200-room, full service Marriott hotel in Sandy, Utah, a suburb of Salt Lake City, Utah. We estimate that the development cost of this hotel will be approximately $24.0 million, including approximately $2.2 million in land previously purchased by us, and will be completed by mid-2006.

Line of Credit

On January 21, 2004, we amended our Line of Credit to provide for more flexibility regarding our financial covenants through June 2006. We incurred an amendment fee of approximately $37,000.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain financial market risks, the most predominant of which is the fluctuation in interest rates. At December 31, 2003, our exposure to market risk for a change in interest rates is related to our debt outstanding under the Line of Credit and certain hotel secured debt. Total debt outstanding under these two debentures totaled $60.8 million at December 31, 2003.

Our Line of Credit bears interest at a variable rate of LIBOR plus 2.25% to 3.0% per annum as determined by our quarterly leverage. At December 31, 2003, our interest rate on our Line of Credit was LIBOR (1.17% at December 31, 2003) plus 2.75%. Our interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, we manage our exposure to fluctuations in market interest rates for our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable through such arrangements and derivative financial instruments such as interest rate swaps, to effectively lock the interest rate on a portion of our variable rate debt. We do not enter into derivative or interest rate transactions for speculative purposes. We also regularly review interest rate exposure on our outstanding borrowings in an effort to minimize the risk of interest rate fluctuation.

On March 20, 2003, we entered into an interest rate swap agreement with a financial institution on a notional amount of $25 million. The agreement became effective in November 2003 and expires in November 2008. The agreement effectively fixes the interest rate on the first $25 million of floating rate debt outstanding under our Line of Credit at a rate of 3.875% per annum plus the interest rate spread on our Line of Credit, thus reducing exposure to interest rate fluctuations. The notional amount does not represent amounts exchanged by the parties, and thus is not a measure of exposure to the Company. The differences to be paid or received by the Company under the interest rate swap agreement are recognized as an adjustment to interest expense. The agreement is with a major financial institution, which is expected to fully perform under the terms of the agreement.

On March 20, 2003, we entered into an interest rate swap agreement with a financial institution on a notional amount of $25 million. The agreement became effective in November 2003 and expires in November 2006. The agreement effectively fixes the interests rate on the second $25 million of floating rate debt outstanding under our Line of Credit at a rate of 3.22% per annum plus the interest rate spread on our Line of Credit, thus reducing exposure to interest rate fluctuations. The notional amount does not represent amounts exchanged by the parties, and thus is not a measure of exposure to the Company. The differences to be paid or received by the Company under the interest rate swap agreement are recognized as an adjustment to interest expense. The agreement is with a major financial institution, which is expected to fully perform under the terms of the agreement.

At December 31, 2003, we had no variable rate debt outstanding under our Line of Credit that was exposed to fluctuations in the market rate of interest due to the two interest rate swaps discussed above.

Our Line of Credit matures in June 2006. As discussed above, our Line of Credit bears interest at variable rates, and therefore, cost approximates market value. At December 31, 2003, the fair value liability of our interest rate swaps was approximately $930,000.

Our operating results are affected by changes in interest rates, primarily as a result of our borrowings under the Line of Credit. If interest rates increased by 25 basis points, our interest expense would have increased by approximately $74,000, based on balances outstanding during 2003.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(a) Financial Statements:

The following financial statements are located in this report on the pages indicated.

(b) Supplementary Data:

Quarterly Financial Information

Unaudited quarterly results for 2003 and 2002 are summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
2003				
Revenue	$52,275	$61,749	$63,245	$52,823
Net income (loss) applicable to common shareholders	(1,674)	(1,804)	256	(19,698)
Net income (loss) per common share, basic and diluted	(.04)	(.04)	.01	(.46)
2002				
Revenue	$52,473	$62,061	$62,184	$52,698
Net income (loss) applicable to common shareholders	(2,267)	2,105	2,090	(1,995)
Net income (loss) per common share, basic and diluted	(.06)	.05	.05	(.05)

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. In the fourth quarter of 2003, we recorded a tax valuation allowance of $16.8 million in accordance with SFAS No. 109. In the second and fourth quarters of 2003, we recorded charges for impairments of $3.6 million and $1.0 million, respectively, in accordance with SFAS No. 144. In the second quarter of 2003, we designated four properties as held-for-sale and consequently, we have accounted for the operations of such properties as discontinued in each of the 2003 and 2002 quarters presented above. Reclassification of revenues to discontinued operations for each of the quarters presented above are as follows (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	$2,323	$447	$448	$ 0
2002	3,059	290	289	2,702

Report of Independent Auditors

To the Board of Directors and
Shareholders of Equity Inns, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index appearing under item 8(a) on page 25 present fairly, in all material respects, the financial position of Equity Inns, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index appearing under item 8(a) on page 25 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United State of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Memphis, Tennessee
March 2, 2004

EQUITY INNS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2003	December 31, 2002
Assets:		
Investment in hotel properties, net	$681,478	$740,146
Assets held for sale	10,242	
Cash and cash equivalents	8,201	5,916
Accounts receivable, net of doubtful accounts of $200 and $150, respectively	5,069	4,143
Notes receivable, net	4,917	1,335
Deferred expenses, net	8,291	8,744
Deferred income tax asset, net		9,777
Deposits and other assets, net	6,083	4,391
Total Assets	$724,281	$774,452
Liabilities and Shareholders' Equity:		
Long-term debt	$329,774	$362,881
Accounts payable and accrued expenses	22,913	27,817
Distributions payable	6,939	6,506
Interest rate swaps	931	2,199
Minority interests in Partnership	7,338	8,782
Total Liabilities	367,895	408,185
Commitments and contingencies		
Shareholders' Equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized		
Preferred stock (Series A), 9.5%, $.01 par value, 3,162,500 shares authorized, 0 and 2,750,000 shares issued and outstanding		68,750
Preferred stock (Series B), 8.75%, $.01 par value, 3,450,000 shares authorized, 3,450,000 and 0 shares issued and outstanding ($86,250 aggregate liquidation preference)	83,524	
Common stock, $.01 par value, 100,000,000 shares authorized, 43,305,827 and 41,220,639 shares issued and outstanding	433	412
Additional paid-in capital	463,691	445,793
Treasury stock, at cost, 747,600 shares	(5,173)	(5,173)
Unearned directors' and officers' compensation	(123)	(546)
Distributions in excess of net earnings	(185,035)	(140,770)
Unrealized loss on interest rate swap	(931)	(2,199)
Total Shareholders' Equity	356,386	366,267
Total Liabilities and Shareholders' Equity	$724,281	$774,452

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Years Ended December 31, 2003	2002	2001
Revenue:			
Room revenue	$218,362	$217,841	$178,999
Other hotel revenue	11,107	10,623	10,301
Other revenue	623	952	2,039
Percentage lease revenue			24,217
Total revenues	230,092	229,416	215,556
Operating expenses:			
Direct hotel expenses	129,657	128,803	105,741
Other hotel expenses	8,275	7,496	6,725
Depreciation	38,472	38,593	38,724
Property taxes, rental expense and insurance	17,690	17,616	15,337
General and administrative expenses:			
Stock based or non-cash compensation	520	680	975
Other general and administrative expenses	6,847	5,880	5,669
Impairment of long-lived assets			550
Provision for doubtful accounts	50	25	2,717
Total operating expenses	201,511	199,093	176,438
Operating income	28,581	30,323	39,118
Interest expense	29,593	30,389	32,302
Income (loss) from continuing operations before minority interest and income taxes	(1,012)	(66)	6,816
Minority interest	(495)	(2)	119
Deferred income tax (expense) benefit	(9,777)	5,831	2,979
Income (loss) from continuing operations	(10,294)	5,767	9,676
Discontinued operations:			
Gain on sale of hotel properties	1,248		83
Loss on impairment of hotels held for sale	(4,605)		
Income (loss) from discontinued operations	(38)	697	405
Income (loss) from discontinued operations	(3,395)	697	488
Net income (loss)	(13,689)	6,464	10,164
Loss on redemption of Series A Preferred Stock	2,408		
Preferred stock dividends	6,823	6,531	6,531
Net income (loss) applicable to common shareholders	$(22,920)	$ (67)	$ 3,633
Net income (loss) share data:			
Basic and diluted income (loss) per share:			
Continuing operations	(0.48)	(0.02)	0.09
Discontinued operations	(.08)	0.02	0.01
Net income (loss) per common share	$ (.56)	$ (0.00)	$ .10
Weighted average number of common shares outstanding - basic and diluted	40,999	39,628	36,834

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Years Ended December 31, 2003	2002	2001
Net income (loss)	$(13,689)	$6,464	$10,164
Unrealized gain (loss) on interest rate swaps	1,268	724	(2,923)
Comprehensive income (loss)	$(12,421)	$7,188	$ 7,241

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Unearned Directors' and Officers' Compensation	Distributions In Excess of Net Earnings	Unrealized Loss on Interest Rate Swap	Total
	Shares	Dollars	Shares	Dollars		Shares	Dollars				
Balance at December 31, 2000	2,750,000	$68,750	$37,498,659	$375	$417,755	747,600	$(5,173)	$(1,854)	$(96,067)		$383,786
Issuance of common shares to officers in lieu of cash bonus			39,722	1	245						246
Issuance of common shares to directors in lieu of cash compensation			10,000		77						77
Issuance of restricted common shares to officers and directors			31,820		197			(197)			0
Amortization of unearned officers' and directors' compensation								898			898
Issuance of common shares upon redemption of Units			11,421		97						97
Net income applicable to common shareholders									3,633		3,633
Distributions ($.75 per share)									(27,630)		(27,630)
Unrealized loss on interest rate swap										$(2,923)	(2,923)
Adjustments to minority interest from issuance of common shares and partnership units					(20)					(20)	
Balance at December 31, 2001	2,750,000	68,750	37,591,622	376	418,351	747,600	(5,173)	(1,153)	(120,064)	(2,923)	358,164
Issuance of common shares, net of offering expenses			3,565,000	36	26,909						26,945
Issuance of common share to officers in lieu of cash bonus			51,704		342						342
Issuance of common share to directors in lieu of cash compensation			11,907		88						88
Forfeiting of unvested shares by an officer upon resignation			(2,160)		(15)			15			0
Amortization of unearned officers' and directors' compensation								592			592
Issuance of common shares upon redemption of Units			2,566		20						20

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Unearned Directors' and Officers' Compensation	Distributions In Excess of Net Earnings	Unrealized Loss on Interest Rate Swap	Total
	Shares	Dollars	Shares	Dollars		Shares	Dollars				
Net income applicable to common shareholders									(67)		(67)
Distributions ($.51 per share)									(20,639)		(20,639)
Unrealized loss on interest rate swap										724	724
Adjustments to minority interest from issuance of common shares and partnership units					98						98
Balance at December 31, 2002	2,750,000	68,750	41,220,639	412	445,793	747,600	(5,173)	(546)	(140,770)	(2,199)	366,267
Issuance of common shares, net of offering expenses			2,000,000	20	15,060						15,080
Redemption of Series A Preferred Stock	(2,750,000)	(68,750)			2,408						(66,342)
Issuance of Series B Preferred Stock, net of offering expenses	3,450,000	83,524									83,524
Issuance of common shares to officers in lieu of cash bonus			19,081		112						112
Issuance of common shares to directors in lieu of cash compensation			14,586		97						97
Amortization of unearned officers' and directors' compensation								423			423
Issuance of common shares upon redemption of Units			51,521	1	370						371
Net income applicable to common shareholders									(22,920)		(22,920)
Distributions ($.52 per share)									(21,345)		(21,345)
Unrealized loss on interest rate swap										1,268	1,268
Adjustments to minority interest from issuance of common stock, preferred stock and partnership units					(149)						(149)
Balance at December 31, 2003	3,450,000	$83,524	43,305,827	$433	$463,691	747,600	$(5,173)	$(123)	$(185,035)	$ (931)	$356,386

The accompanying notes are an *integral* part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$(13,689)	$ 6,464	$10,164
Adjustment to reconcile net income to net cash provided by operating activities:			
Gain on sale of hotel properties	(1,248)		(83)
Depreciation and amortization	39,689	41,304	41,327
Loss on impairment of hotels held for sale	4,605		
Amortization of loan costs	2,163	2,059	1,964
Amortization of unearned directors' and officers' compensation	423	592	898
Provision for doubtful accounts	50	25	125
Provision for write-off of note receivable			3,304
Provision for land impairment			550
Directors' stock based compensation	97	88	77
Deferred income tax expense (benefit)	9,777	(6,325)	(3,452)
Minority interests	(495)	(2)	119
Changes in operating assets and liabilities:			
Accounts receivable	(976)	(1,634)	(2,659)
Due from lessees		162	5,433
Notes receivable		(596)	75
Deposits and other assets	(1,692)	(269)	2,571
Accounts payable and accrued expenses	(4,757)	1,936	8,155
Net cash flows provided by operating activities	33,947	43,804	68,568
Cash flows from investing activities:			
Acquisition of hotel properties		(16,320)	
Improvements and additions to hotel properties	(13,343)	(8,890)	(22,176)
Cash paid for franchise applications	(200)	(117)	
Proceeds from sale of hotel properties	15,471		1,251
Net cash flows provided by (used in) investing activities	1,928	(25,327)	(20,925)
Cash flows from financing activities:			
Gross proceeds from issuance of Series B preferred stock	86,250		
Gross proceeds from public offering of common stock	15,100	28,520	
Payment of offering expenses	(2,746)	(1,576)	
Redemption of Series A Preferred Stock	(68,750)		
Distributions paid to common and preferred shareholders and unit holders	(28,332)	(22,364)	(44,550)
Proceeds from borrowings	47,375	47,375	44,788
Payments on debt	(80,482)	(68,660)	(44,025)
Cash paid for loan costs	(2,005)	(215)	(290)
Net cash flows used in financing activities	(33,590)	(16,920)	(44,077)
Net increase in cash and cash equivalents	2,285	1,557	3,566
Cash and cash equivalents at beginning of year	5,916	4,359	793
Cash and cash equivalents at end of year	$ 8,201	$ 5,916	$ 4,359
Supplemental cash flow information:			
Cash paid for interest	$28,327	$29,140	$31,426

The accompanying notes are an integral part of these consolidated financial statements.

In these footnotes, the words "Company" or "Equity Inns" refer to Equity Inns, Inc., a Tennessee corporation, and its consolidated subsidiaries, unless otherwise stated or the context requires otherwise.

1. Organization

Equity Inns is a hotel real estate investment trust ("REIT") for federal income tax purposes. The Company, through its wholly owned subsidiary, Equity Inns Trust (the "Trust"), is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and at December 31, 2003 owned an approximate 97.4% interest in the Partnership.

On January 1, 2001, the REIT Modernization Act ("RMA") went into effect. Among other things, the RMA permits a REIT to form taxable REIT subsidiaries ("TRS") that lease hotels from the REIT, provided that the hotels continue to be managed by unrelated third parties. Effective January 1, 2001, the Company completed transactions that resulted in its newly formed TRSs acquiring leases for the hotels that were previously leased to subsidiaries of Interstate Hotels Corporation ("Interstate"). Effective January 1, 2002, the Company completed transactions that resulted in its newly formed TRSs acquiring leases for the hotels that were previously leased to subsidiaries of Prime Hospitality Corporation ("Prime"). By acquiring these leases through its TRSs, the Company acquired the economic benefits and risks of the operations of these hotels and began reporting hotel-level revenues and expenses rather than percentage lease revenues.

At December 31, 2003, our independent hotel managers are as follows:

	# of Hotels
Interstate Hotels Corporation	51
Promus Hotels, Inc. (a Hilton Hotels Corporation subsidiary)	18
Prime Hospitality Corporation	18
Other	6
Total	93

The management agreements with Prime are structured to provide the TRS Lessees minimum net operating income at each of our 18 AmeriSuites hotels. In addition, the management agreements specify a net operating income threshold for each of our 18 AmeriSuites hotels. As the manager, the Prime subsidiaries can earn an incentive management fee of 25% of hotel net operating income above the threshold, to a maximum of 6.5% of gross hotel revenues. If the management fee exceeds 6.5% of gross hotel revenue, the Prime subsidiaries may earn an additional fee of 10% on any additional net operating income. If a hotel fails to generate net operating income sufficient to reach the threshold, Prime's subsidiaries are required to contribute 25% of the shortfall in net operating income to the Company. Management records such shortfall contributions as a reduction of base management fees which are included as a component of direct hotel expenses in our accompanying consolidated statements of operations when all contingencies related to such amounts have been resolved. In May 2003, the Company updated its current franchise contracts and management agreements with Prime on all of its AmeriSuites hotels. The minimum net operating income guarantee agreements were not extended beyond their original terms and are set to expire between 2007 and 2008. Under the new agreements, Prime and the Company extended the existing franchise agreements to 2028 and the management agreements to 2010, as long as

2. Summary of Significant Accounting Policies

Prime continues to be in compliance with the minimum net operating income guarantees in the original agreements. The management contracts for the Company's remaining 75 hotels have terms ranging from one to ten years and generally provide for payment of management fees ranging from 1.5% to 2.5% of hotel revenues and an incentive fee consisting of a percentage of gross operating profits in excess of budget, as defined by the management agreements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Trust, the TRS Lessees and the Partnership and its affiliates. All significant intercompany balances and transactions have been eliminated.

Investment in Hotel Properties

The hotel properties (the "Hotels") are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 5 to 40 years for buildings and components and 5 to 7 years for furniture and equipment.

Expenditures for maintenance and repairs are expensed as incurred, and major renewals and improvements are capitalized. Upon disposition, both the asset and accumulated depreciation accounts are relieved, and the related gain or loss is credited or charged to the income statement.

If there is an event or a change in circumstances that indicates that the basis of the Company's investment in the hotel property may not be recoverable, the Company's policy is to assess any impairment of value. Impairment is evaluated based upon comparing the sum of the expected future cash flows (undiscounted and without interest charges) to the carrying value of the asset. If the cash flow is less, an impairment loss is recognized for the amount by which the carrying value amount of the asset exceeds the fair value of the asset.

Management classifies certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions expected to close in the next twelve months. When management identifies an asset held for sale, the Company estimates the net selling price of such asset. If the net selling price of the asset is less than the carrying amount of the asset, a reserve for loss is established. Depreciation is no longer recorded once management has identified an asset as held for sale. Net selling price is estimated as the amount at which the asset could be bought or sold (fair value) less costs to sell. Fair value is determined at prevailing market conditions, appraisals or current estimated net sales proceeds from pending offers, if appropriate. Operations for hotels designated as held for sale and hotels which have been sold are included in discontinued operations for all periods presented. Only interest on debt that is to be assumed by the buyer and interest on debt that is required to be repaid as a result of the disposal transaction is allocated to discontinued operations. During the year, the Company recorded impairments of approximately $4.6 million to write down the assets held for sale to their estimated fair value less cost to sell. This impairment is reflected in the results of operations for the twelve months ended December 31, 2003.

2. Summary of Significant Accounting Policies, Continued

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Deferred Expenses

Deferred expenses are recorded at cost and consist of initial fees paid to franchisors and loan fees and other costs incurred in issuing debt. Amortization of franchise fees is computed using the straight-line method over the lives of the franchise agreements which range up to 20 years.

Amortization of loan fees and other costs incurred in issuing debt is computed using the straight-line method, which approximates the interest method, over the term of the related debt. Accumulated amortization of deferred expenses totaled approximately $10.0 million and $7.6 million at December 31, 2003 and 2002, respectively.

Deposits and Other Assets

Deposits include escrow deposits and other deposits relating to the Company's mortgage debt.

Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, the Company records all derivatives on the balance sheet at fair value.

The Company's interest rate swap contracts have been designated as cash flow hedges. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2003, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

2. Summary of Significant Accounting Policies, Continued

No hedge ineffectiveness on cash flow hedges was recognized during 2003.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt.

During 2004, the Company estimates that an insignificant amount of the change in unrealized gains/ losses from accumulated other comprehensive income will be reclassified to interest expense.

Revenue Recognition

Revenue from operations of the Hotels managed by third parties is recognized when the services are provided to hotel guests. For 2001, percentage lease revenue was recognized when earned from the Prime Lessees under the percentage leases from the date of acquisition of each hotel property.

Other hotel revenue represents income from telephone, movie rentals and other guest-related revenue and is recorded when the services are provided to hotel guests.

Operating Costs and Expenses

Direct hotel expenses include expenses related to housekeeping, maintenance, reservations, marketing and advertising, management fees and other costs associated with hotel operations. Direct hotel expenses also include the operating expenses for food and beverage operations.

Other hotel operating expenses include expenses related to cost of telephone service, movie rental and other guest-related costs.

Advertising and Marketing

In accordance with the AICPA's Statement of Position ("SOP") No. 93-7, "Reporting on Advertising Costs," the Company expenses advertising and marketing costs as incurred or as the advertising takes place. The Company expensed approximately $12.7 million, $12.9 million and $10.3 million in 2003, 2002 and 2001, respectively, in advertising and marketing costs.

Inventories

Inventories consist primarily of linens and food and beverage items that are recorded at the lower of cost or market as a component of deposits and other assets in the accompanying balance sheets.

Net Income Per Common Share

Basic earnings per common share from continuing operations are computed by dividing income (loss) from continuing operations as adjusted for gains or losses on the sale of hotel properties not included in discontinued operations, for losses on redemptions of preferred stock, and for dividends on preferred stock by the weighted average number of shares of common stock outstanding. Diluted earnings per common share from continuing operations are computed by dividing income

2. Summary of Significant Accounting Policies, Continued

(loss) from continuing operations as adjusted for gains or losses on the sale of hotel properties not included in discontinued operations and for dividends on preferred stock by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities.

Potential dilutive securities included in the Company's calculation of diluted earnings per share include shares issuable upon exercise of stock options. Potentially dilutive shares for the purposes of this calculation (in thousands) were 0, 0 and 1 in 2003, 2002 and 2001, respectively. The majority of the options to purchase shares of the Company's common stock that were outstanding during the years 2003, 2002 and 2001 were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

Distributions

With the exception of the fourth quarter 2001, the Company has paid regular quarterly cash distributions to shareholders. These distributions are determined quarterly by the Company's Board of Directors based on the Company's operating results, economic conditions, capital expenditure requirements, the Internal Revenue Code's REIT annual distribution requirements, and leverage restrictions imposed by the Company's line of credit (the "Line of Credit").

Minority Interests

Minority interests in Partnership represents the limited partners' proportionate share of the equity of the Partnership. Income is allocated to minority interests based on weighted average percentage ownership each fiscal quarter.

Income Taxes

The Company has elected to be treated as a REIT under the Internal Revenue Code. Prior to January 1, 2001, the Company, as a REIT, was not subject to federal income taxes. Under the Tax Relief Extension Act of 1999 that became effective January 1, 2001, the Company leases the Hotels to wholly-owned TRSs that are subject to federal and state income taxes. The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the Company uses the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives and methods used to compute depreciation. Distributions made to shareholders in 2003, 2002 and 2001 are considered to be approximately 1%, 3% and 21% return of capital, respectively, for federal income tax purposes.

In the fourth quarter of 2003, the Company recorded a valuation allowance of $16.8 million against its deferred tax asset, in accordance with SFAS No. 109, as realization of such asset in future years is uncertain.

2. Summary of Significant Accounting Policies, Continued

Stock Based Compensation

At December 31, 2003, the Company has two stock-based employee and director compensation plans, which are described more fully in Note 13. Prior to December 31, 2002, the Company accounted for these plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In December of 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company elected to adopt the recognition provisions of SFAS No. 123 under the prospective method as defined in SFAS No. 148 on January 1, 2003. Under the prospective method, the Company will apply the fair value based method of accounting for stock-based employee compensation prospectively to all awards granted, modified or settled beginning January 1, 2003. There were no grants, modifications or settlements of options to purchase shares of the Company's common stock made during the year ended December 31, 2003. No stock-based employee compensation cost is reflected in net income as all options granted prior to December 31, 2002 had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts).

	Years Ended December 31,		
	2003	2002	2001
Net income (loss) applicable to common shareholders, as reported	$(22,920)	$ (67)	$3,633
Less:			
Total stock based employee compensation expense determined under fair value based method for all awards	2	17	25
Pro forma net income (loss)	$(22,922)	$ (84)	$3,608
Earnings per share (basic and diluted):			
As reported	$ (0.56)	$0.00	$ 0.10
Pro forma	$ (0.56)	$0.00	$ 0.10

Concentration of Credit Risk

The Company maintains cash balances with financial institutions with high ratings. The Company has not experienced any losses with respect to bank balances in excess of government-provided insurance.

2. Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, commercial mortgage bonds, line of credit borrowings, mortgage borrowings and interest rate swap contracts. The carrying values of the Company's commercial mortgage bonds and mortgage borrowings were estimated using discounted cash flow analysis, based on the Company's incremental borrowing rate at December 31, 2003 and 2002 for similar types of borrowing arrangements and the carrying value of such instruments are estimated to be below fair value by approximately $16.4 million and $20.0 million at December 31, 2003 and 2002, respectively. The Company's Line of Credit borrowings bear interest at variable rates and therefore cost approximates market value. The Company's interest rate swap contracts are carried at fair value in the financial statements. The fair value of the interest rate swaps is estimated using quotes from the market makers of these instruments and represents the estimated amount the Company would expect to pay to terminate the agreements.

Segment Reporting

The Company identifies its operating segments based on business activities and management responsibility. The Company operates in a single business segment of providing asset management to hotel properties that it owns.

3. Investment in Hotel Properties

Hotel properties consist of the following at December 31 (in thousands):

	2003	2002
Land	$ 99,938	$103,408
Buildings and improvements	695,581	722,808
Furniture and equipment	114,328	115,148
Construction in progress	3,998	5,058
	913,845	946,422
Less accumulated depreciation	(232,367)	(206,276)
	$681,478	$740,146

In July 1998, the Company acquired an undeveloped parcel of land in Salt Lake City, Utah for the purpose of constructing a hotel. During the fourth quarter of 2001, the Company made the decision to postpone the project and evaluate the opportunities related to the undeveloped land. The

3. Investment in Hotel Properties, Continued

Company recorded an impairment charge of $550,000 to write the land down to its estimated net realizable value at December 31, 2001. At December 31, 2003 and 2002, the parcel of land was included in construction in progress in the amount of $2.2 million.

4. Notes Receivable

Notes receivable consist of the following at December 31 (in thousands):

	2003	2002
Hudson Hotels Properties Corporation, a subsidiary of Hudson Hotels Corporation	$	$2,654
HM-NM, Inc.	3,582	
Officers of the Company	1,335	1,335
	4,917	3,989
Provision for doubtful accounts		(2,654)
	$4,917	$1,335

The note with Hudson Hotels Properties Corporation ("Hudson") is collateralized by 666,667 shares of Hudson Hotels Corporation's common stock. Based on its evaluation of the creditworthiness of Hudson, the Company fully reserved this note effective December 31, 2001. On January 24, 2003, Hudson Hotels Corporation filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of New York. Simultaneously, its subsidiary, Hudson Hotels Properties Corporation, filed a companion petition for relief under Chapter 11 in the same court. The Company does not believe that the unsecured creditors or shareholders of Hudson will receive any remuneration through the bankruptcy proceedings and wrote off the Hudson Note during 2003.

On November 25, 2003, the Company sold its AmeriSuites hotel in Jacksonville, Florida to HM-NM, Inc. for a purchase price of approximately $6.0 million, $4.0 million of which was in the form of a 15-month note bearing interest at 7.75% per annum. The note is secured by the land, building and furniture and fixtures of the AmeriSuites hotel located at 8277 Western Way Circle, Jacksonville, Florida. The note is offset by the gain on the sale of approximately $418,000, for which recognition was deferred until the receipt of the full amount of the note which is due February 25, 2005.

At various times from January 1998 to July 2002, the Company has advanced loans to its executive officers for income taxes relating to annual bonuses taken in shares of the Company's common stock and income taxes related to the taxable value of vested restricted stock. At December 31, 2003, the aggregate amount of notes receivable from officers of the Company is approximately $1.3 million. All notes are collateralized by the applicable shares of common stock held by each officer and are non-interest bearing. These notes are due and payable on the earlier of July 23, 2004 or 30 days after the date of termination of any officer's employment with the Company. The Company no longer provides loans to officers.

5. Debt

The following details the Company's debt outstanding at December 31, 2003 and 2002 (in thousands):

	Principal Balance 12/31/03	Principal Balance 12/31/02	Interest Rate		Maturity	Collateral # of Hotels	Net Book Value at 12/31/03
Commercial Mortgage Bonds							
Class A	$ 4,061	$ 8,464	6.83%	Fixed	Nov 2006		
Class B	50,600	50,600	7.37%	Fixed	Dec 2015		
Class C	10,000	10,000	7.58%	Fixed	Feb 2017		
	64,661	69,064				20	$105,705
Line of Credit	50,000	85,900	LIBOR plus Percentage	Variable	June 2006	26	228,161
Mortgage	91,009	92,584	8.37%	Fixed	July 2009	19	156,417
Mortgage	66,891	67,890	8.25%	Fixed	Nov 2010	16	101,419
Mortgage	34,612	35,100	8.25%	Fixed	Nov 2010	8	56,133
Mortgage	10,750		LIBOR plus 285 pts.	Variable	August 2008	1	15,459
Mortgage	2,912	2,996	6.00%	Fixed	May 2008	1	6,691
Mortgage	5,431	5,662	10.00%	Fixed	Sept 2005	1	10,977
Mortgage	3,508	3,685	6.37%	Fixed	Nov 2016	1	7,880
	$329,774	$362,881					$688,842

The Company's weighted average interest rate for 2003 and 2002 was 7.92% and 8.03%, respectively.

The Company entered into a collateralized Line of Credit in June 2003 for $110 million, subject to certain restrictions. The Line of Credit bears interest at LIBOR plus 2.25% to 3.0% per annum as determined by the quarterly leverage test of Equity Inns, and the facility matures in June 2006. At December 31, 2003, the interest rate on the Line of Credit was LIBOR (1.17% at December 31, 2003) plus 2.75%. Fees ranging from .45% to .60% per annum, as determined by the Company's ratio of total indebtedness to EBITDA, are paid quarterly on the unused portion of the Line of Credit. The Line of Credit maintains certain restrictions regarding capital expenditures and other quarterly financial covenants, including a test for free cash flow for dividend payouts, a fixed charge test and a leverage test, among other covenants. At December 31, 2003, the Company was in compliance with all covenants required by the Line of Credit.

All of the Company's debt is secured by the Hotels. The debt has maturity dates that range from September 2005 to February 2017 with certain debt requiring annual principal payments and certain debt representing term maturities. The majority of the Company's debt requires prepayment penalties if paid off prior to maturity.

Certain of the Company's loan agreements require a quarterly deposit into separate room renovation accounts for the amount by which 4% of revenues at the Hotels exceeds the amount expended by the Company during the year for replacement of furniture, fixtures and equipment and capital improvements for the hotels. For the year ended December 31, 2003, actual expenditures, in aggregate, exceeded the amounts required.

5. Debt, Continued

Future scheduled principal payments of debt obligations at December 31, 2003 are as follows (in thousands):

Year	Amount
2004	$ 6,074
2005	11,702
2006	57,154
2007	9,057
2008	21,423
Thereafter	224,364
	$329,774

6. Interest Rate Swap Contracts

On March 20, 2003, the Company entered into an interest rate swap agreement with a financial institution on a notional amount of $25 million. The agreement became effective in November 2003 and expires in November 2008. The agreement effectively fixes the interest rate on the first $25 million of floating rate debt outstanding under the Line of Credit at a rate of 3.875% per annum plus the interest rate spread on the Line of Credit, thus reducing exposure to interest rate fluctuations. The notional amount does not represent amounts exchanged by the parties, and thus is not a measure of exposure to the Company. The differences to be paid or received by the Company under the interest rate swap agreement are recognized as an adjustment to interest expense. The agreement is with a major financial institution, which is expected to fully perform under the terms of the agreement.

On March 20, 2003, the Company entered into an interest rate swap agreement with a financial institution on a notional amount of $25 million. The agreement became effective in November 2003 and expires in November 2006. The agreement effectively fixes the interests rate on the second $25 million of floating rate debt outstanding under the Line of Credit at a rate of 3.22% per annum plus the interest rate spread on the Line of Credit, thus reducing exposure to interest rate fluctuations. The notional amount does not represent amounts exchanged by the parties, and thus is not a measure of exposure to the Company. The differences to be paid or received by the Company under the interest rate swap agreement are recognized as an adjustment to interest expense. The agreement is with a major financial institution, which is expected to fully perform under the terms of the agreement.

7. Income Taxes

In years ending before January 1, 2001, the Company was not subject to federal and state income tax because of its REIT status. Under the provisions of the Tax Relief Extension Act of 1999 that became effective January 1, 2001, the Company began leasing hotels to its TRSs which are subject to federal and state income taxes.

7. Income Taxes, Continued

The use of TRSs, however, is subject to certain restrictions, including the following:

- no more than 20% of the REIT's assets may consist of securities of its TRSs;
- the tax deductibility of interest paid or accrued by a TRS to its affiliated REIT is limited; and
- a 100% excise tax is imposed on non-arm's length transactions between a TRS and its affiliated REIT or the REIT's tenants.

In order to qualify for REIT status under the Internal Revenue Code, the Company must meet several requirements. One of these requirements is that the Company must distribute at least 90% of its taxable income in the form of a dividend to its shareholders. Generally, a REIT is not subject to federal taxes on the income it distributes currently to its shareholders. If the Company fails to meet the REIT qualification tests, it will be subject to federal (including any alternative minimum tax) and state income tax and may not qualify as a REIT for subsequent taxable years. Management intends for the Company to continue to meet all of the REIT requirements.

The components of income tax expense (benefit) at December 31 are as follows (in thousands):

	2003	2002	2001
Deferred:			
Federal	$(6,274)	$(5,659)	$(3,089)
State	(738)	(666)	(363)
Valuation allowance	16,789		
Deferred income tax expense (benefit), net	$ 9,777	$(6,325)	$(3,452)

The deferred income tax expense (benefit) and related deferred tax asset was historically calculated using a statutory tax rate of 38% applied to the losses of the TRSs. At year-end 2003, the Company determined that a valuation allowance was necessary for the entire deferred income tax asset due to the continued softness in the lodging industry and the uncertainty associated with its future recovery. Accordingly, the Company recorded an approximate $16.8 million valuation allowance ($16.2 million after minority interests consideration) associated with its deferred income tax asset. Additionally, the Company will discontinue recording a deferred income tax benefit for 2004. The Company's deferred tax asset is comprised of net operating loss carryforwards which will expire in years beginning after 2021.

A reconciliation of the Company's statutory tax rate to its effective tax rate is as follows:

	2003	2002	2001
Statutory U.S. federal income tax rate	35%	35%	35%
State income tax rate (net of federal benefit)	3%	3%	3%
Non-taxable REIT income	(217%)	(4,588%)	(89%)
Valuation allowance	429%		
Effective income tax rate	250%	(4,550%)	(51%)

7. Income Taxes, Continued

The following table reconciles GAAP net income and REIT taxable income for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
GAAP net income	$(13,689)	$ 6,464	$10,164
Plus GAAP net loss on taxable subsidiaries included above	27,459	10,020	5,635
GAAP net income from REIT operations	13,770	16,484	15,799
Book/tax differences on depreciation and amortization	10,535	10,212	8,269
Book/tax differences on gains/losses from capital transactions	4,607	208	874
Write-off of notes receivable	(1,898)	(630)	2,560
Other book/tax differences, net	983	314	(396)
Taxable income subject to distribution requirement	$ 27,997	$26,588	$27,106

The tax effect of the temporary difference that gives rise to our deferred tax asset at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Net operating loss carryforwards - TRSs	$16,789	$9,777
Less valuation allowance	(16,789)	
Deferred income tax asset, net	$ 0	$9,777

8. Discontinued Operations

In 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 established criteria beyond that previously specified in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," to determine when a long-lived asset is classified as held for sale, and it provides a single accounting model for the disposal of long-lived assets. Due to the adoption of SFAS No. 144, the Company now reports as discontinued operations any assets held for sale (as defined by SFAS No. 144), and assets sold in the current period. All results of these discontinued operations, less applicable income taxes, are included in a separate component of income on the consolidated statement of operations under the heading, "Income (loss) from discontinued operations." This change has resulted in certain reclassifications of the previously reported 2002 and 2001 statements of operations.

In 2003, the Company sold four hotels (Hampton Inn in Ft. Worth, Texas; Hampton Inn & Suites in Bartlett, Tennessee; Holiday Inn Express in Wilkesboro, North Carolina; and AmeriSuites in Jacksonville, Florida) for an aggregate price of $20.1 million, resulting in a gain on the sales of approximately $1.6 million, net of impairment charges previously recorded. Approximately $418,000

8. Discontinued Operations, Continued

of this gain has been deferred by the Company. The sales prices were paid in cash, except for the Jacksonville hotel, $4.0 million of which was in the form of a 15-month note bearing interest at 7.75% per annum. The proceeds were utilized to pay down our long-term debt. The operations of these hotels, plus the operations of three other hotels classified as held for sale as of December 31, 2003 are included in the accompanying consolidated statements of operations under the heading "Income (loss) for discontinued operations." The components of income (loss) from discontinued operations for the years ended December 31, 2003, 2002 and 2001 are shown below (in thousands):

	2003	2002	2001
Revenue:			
Room Revenue	$ 7,070	$11,280	$9,328
Other operating departments	268	478	462
Percentage lease revenue			714
Operating costs:			
Property operating costs	(4,978)	(7,080)	(6,347)
Other operating departments	(261)	(532)	(483)
Property taxes and insurance	(527)	(859)	(767)
Depreciation	(897)	(2,363)	(2,254)
Amortization of franchise fees	(7)	(15)	(15)
Interest	(706)	(706)	(706)
Income tax benefit		494	473
Income (loss) from operations of discontinued operations	(38)	697	405
Gain on sale of hotel properties	1,248		83
Loss on impairment of hotels held for sale	(4,605)		
Income (loss) from discontinued operations	$(3,395)	$ 697	$ 488

9. Commitments and Contingencies

All of the Hotels are operated under franchise agreements and are licensed as Hampton Inn hotels (47), AmeriSuites hotels (18), Residence Inn hotels (11), Homewood Suites hotels (9), Holiday Inn hotels (4), Comfort Inn hotels (3) and Courtyard by Marriott (1). The TRS Lessees hold the franchise licenses for the Hotels. The franchise agreements require the payment of fees based on a percentage of hotel room revenue.

The Company's management agreements range in terms from 1 to 10 years. The management fees consist of a base fee ranging from 1.5% to 2.5% of hotel revenues and an incentive fee consisting of a percentage of gross operating profits in excess of budget, as defined by the management agreements. Base management fees of approximately $3.7 million, $4.0 million and $2.7 million in 2003, 2002 and 2001, respectively, and incentive managemenet fees of approximately $831,000,

9. Commitments and Contingencies, Continued

$637,000 and $578,000 in 2003, 2002 and 2001, respectively, were earned by the management companies and are included in hotel operating expenses in the accompanying consolidated statements of operations. As a part of the minimum net operating income guarantee provided by Prime's subsidiaries for the Company's AmeriSuites hotels, the Company received $4.7 million in 2003 and $3.6 million in 2002, which is recorded as a reduction in base management fees.

Under the percentage leases (the "Percentage Leases"), the Partnership is obligated to pay the costs of real estate and personal property taxes and to maintain underground utilities and structural elements of the Hotels. In addition, the Percentage Leases obligate the Partnership to fund the cost of periodic repair, replacement and refurbishment of furniture, fixtures and equipment in the Hotels. The Company also may be required by franchisors to fund certain capital improvements to hotel properties, which are funded from borrowings, working capital, or the room renovation account (see Note 5). Capital improvements of approximately $13.3 million, $8.9 million and $22.2 million in 2003, 2002, and 2001, respectively, were made to the Hotels.

The Company maintains agreements with certain senior officers that provide for severance payments in the event of a change in control of Equity Inns. At December 31, 2003, the maximum amount of compensation that would be payable, under all agreements if a change of control occurred, would be approximately $6.2 million.

The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that any of the pending actions will have a material adverse effect on the Company's business, financial condition or results of operations.

The Company has commitments under operating land leases through December 31, 2062, at nine hotel properties for payments as follows: 2004 -- $809,136; 2005 -- $832,738; 2006 -- $753,834; 2007 -- $628,262; 2008 -- $607,363; thereafter -- $9.3 million. Rental expense under such leases was approximately $945,000, $1.3 million and $1.3 million in 2003, 2002 and 2001, respectively, and is included in property taxes, rental expense and insurance in the accompanying consolidated statements of operations.

10. Related Party Transactions

Effective January 1, 2002, the Company formed a joint venture (the "Venture") with one of its furniture and equipment contractors for the purpose of engaging in the sale of furniture and equipment to third parties. The Company has a 45% interest, and two of its executive officers, collectively, have a 5% interest in the Venture. The Company accounts for the Venture under the equity method of accounting. The Company will provide certain management services for the Venture for a fee of $240,000 in 2004. The Company provided similar services to its joint venture partner in 2003, 2002 and 2001 and was compensated $240,000, $550,000 and $1.1 million, respectively, for such services which are included in other revenue in the accompanying consolidated statements of operations. The Company acquired furniture and equipment and related services from its joint venture partner for the years ended December 31, 2003, 2002, and 2001 of approximately $10.0 million, $5.8 million and $12.0 million, respectively.

The Company has commitments under a lease with an affiliate of Phillip H. McNeill, Sr., the Company's Chairman of the Board, for the Company's corporate office space through December 2008 at monthly payments of approximately $13,200.

10. Related Party Transactions, Continued

During 2003, the Company has used an airplane that is majority owned by McNeill & Associates, Ltd. Phillip H. McNeill, Sr., the Company's Chairman of the Board, owns 100% of McNeill & Associates, Ltd. During 2003, the Company paid McNeill & Associates, Ltd. approximately $42,000 in conjunction with the use of this airplane.

11. Supplemental Disclosure of Non-cash Operating, Investing and Financing Activities

During 2003, the Company sold its AmeriSuites hotel in Jacksonville, Florida to HM-NM, Inc. for a purchase price of approximately $6.0 million, $4.0 million of which was in the form of a 15-month note. The $4.0 million note and the related reduction of investment in hotel properties, net have been appropriately excluded from the accompanying consolidated statement of cash flows.

In 2003, the Company issued 19,081 shares of common stock valued at $5.88 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 2002; 51,521 Units of limited partnership interest in the Partnership ("Units") were exchanged for 51,521 shares of common stock by certain limited partners; 14,586 shares of common stock at prices ranging from $5.82 to $9.25 per share were issued to independent directors of the Company in lieu of cash as directors' compensation.

In 2002, the Company issued 51,704 shares of common stock valued at $6.62 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 2001; 2,566 Units were exchanged for 2,566 shares of common stock by certain limited partners; 2,160 unvested, restricted shares of common stock were forfeited by an officer of the Company; 11,907 shares of common stock at prices ranging from $5.30 to $8.19 per share were issued to independent directors of the Company in lieu of cash as directors' compensation.

In 2002, the Company accrued a $4.0 million addition to the purchase price of one of its hotel properties in accordance with the provisions of the purchase agreement. These funds were paid to the seller in 2003.

In 2002, the Company transferred approximately $712,000 of deferred gain related to a transaction with Hudson to its provision for doubtful accounts on its note receivable from Hudson (see Note 4).

12. Capital Stock

The Board of Directors is authorized to provide for the issuance of up to 10.0 million shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences, and rights of each such series and the qualifications, limitations or restriction thereof.

On August 11, 2003, the Company redeemed all of its outstanding 9.5% Series A Cumulative Preferred Stock at a redemption price of $25, plus accrued dividends. The cost of the redemption of the 9.5% Series A Cumulative Preferred Stock was approximately $68.8 million.

12. Capital Stock, Continued

In August 2003, the Company completed its offering of 8.75% Series B Cumulative Preferred Stock, selling 3,162,500 shares, including 162,500 shares issued upon exercise of the underwriters over-allotment option. The offering price was $25 per share, resulting in gross proceeds of approximately $79.1 million. The Company received approximately $76.4 million after the underwriters' discount and offering expenses were paid. In October 2003, the Company sold 287,500 shares of Series B preferred stock to institutional investors. The offering price was $25.00 per share, resulting in gross proceeds of approximately $7.2 million. The Series B preferred stock may be redeemed for $25 per share at any time after August 11, 2008 at the Company's election.

In October 2003, the Company sold 2.0 million shares of common stock, $.01 par value to institutional investors. The net offering price to the Company was $7.55 per share, resulting in proceeds of approximately $15.1 million.

The outstanding Units are redeemable at the option of the holder for a like number of shares of common stock, or at the option of the Company, the cash equivalent thereof. Total Units outstanding at December 31, 2003 and 2002 were approximately 1.1 million and 1.2 million, respectively.

13. Stock Based Compensation Plans

The Company is authorized, under the 1994 Stock Incentive Plan (the "1994 Plan") and the Directors' Compensation Plan (the "Directors Plan") (referred to collectively as the "Plans"), to issue a total of 4.1 million shares of common stock to directors, officers and key employees of the Company in the form of stock options, restricted stock, or performance stock. Under the 1994 Plan, the total shares available for grant is 4.0 million, of which not more than 2.0 million shares may be grants of restricted stock. Under the Directors Plan, the total shares available for grants of options is 100,000. Directors may also elect to receive their meeting and retainer fees in the form of common stock.

13. Stock Based Compensation Plans, Continued

Stock Options

All options to officers, directors and key employees have eight to ten year contractual terms and generally vest ratably over five years. A summary of the Company's stock options for the years ended December 2003, 2002 and 2001 is presented below:

	2003		2002		2001	
	# of Shares of Underlying Options	Weighted Average Exercise Price	# of Shares of Underlying Options	Weighted Average Exercise Price	# of Shares of Underlying Options	Weighted Average Exercise Price
Outstanding at beginning of year	153,000	$12.53	590,000	$12.54	586,000	$12.56
Granted			4,000	$7.77	4,000	$ 9.32
Expirations			(441,000)	$12.50		
Exercised						
Forfeited						
Outstanding at end of year	153,000	$12.53	153,000	$12.53	590,000	$12.54
Exercisable at end of year	152,000	$12.55	148,000	$12.60	561,000	$12.54

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	# Outstanding at 12/31/03	Weighted Average Remaining Life	Weighted Average Exercise Price	# Exercisable at 12/31/03	Weighted Average Remaining Life	Weighted Average Exercise Price
$6.88 -- $9.63	26,000	6.31	$8.66	25,000	6.34	$8.66
$11.25 -- $13.69	127,000	2.83	$13.32	127,000	2.83	$13.32

Prior to January 1, 2003, the Company accounted for these plans under the recognition and measurement provisions of ABP No. 25, "Accounting for Stock Issues to Employees," and related interpretations. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company elected to adopt the recognition provisions of SFAS No. 123 under the prospective method as defined in SFAS No. 148 on January 1, 2003. Under the prospective method, the Company will apply the fair value based method of accounting for stock-based employee compensation prospectively to all awards granted, modified or settled beginning January 1, 2003. There were no grants, modification or settlements of options to purchase shares of the Company's common stock made during the year ended December 31, 2003. No stock-based employee compensation cost is reflected in net income as all options granted prior to December 31, 2002 had an exercise price equal to the market value of the underlying common stock on the date of grant.

For the purposes of disclosures required by SFAS No. 123, the fair value of each option granted during 2002 and 2001 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend of $0.53 per share for 2002 and dividend

13. Stock Based Compensation Plans, Continued

of $.75 per share for 2001; (2) expected volatility of .25 for 2002, and .24 for 2001; (3) a risk-free interest rate of 4.5% for 2002 and 5.0% for 2001; and (4) expected life of six years for 2002 and 2001.

Assuming that compensation cost for the Company's 2003, 2002 and 2001 grants for stock-based compensation plans had been determined consistent with SFAS No. 123, the Company's pro forma net income, and net income per common share for 2003, 2002 and 2001 would have decreased less than 1%.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of the future effect, since additional SFAS No. 123 awards in future years are anticipated.

Restricted Stock

A summary of the status of the Company's restricted stock grants made under the Plans to officers and directors at December 31, 2003, 2002 and 2001 and the changes during the years are presented below:

	2003		2002		2001	
	# of Shares	Weighted Average Fair Market Value at Grant	# of Shares	Weighted Average Fair Market Value at Grant	# of Shares	Weighted Average Fair Market Value at Grant
Outstanding at beginning of year	414,250	$10.43	418,120	$10.40	386,300	$10.75
Granted:						
With 5 year pro rata vesting					21,820	$ 6.19
With 4 year pro rata vesting						
With 3 year pro rata vesting					10,000	$ 6.19
Total granted					31,820	$ 6.19
Vested to former employee			(1,440)	$ 6.75		
Forfeited			(2,160)	$ 6.75		
Outstanding at end of year	414,520	$10.43	414,520	$10.43	418,120	$10.40
Vested at end of year	361,814	$10.85	302,489	$11.11	218,086	$11.56

14. Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees. FIN 45 requires entities to disclose additional information about certain guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, on January 1, 2003, we adopted the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the recognition/measurement provisions did not have any impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities -- an interpretation of ARB No. 51," to improve financial reporting of special purpose and other entities. In accordance with the interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in their financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are qualifying special purpose entities ("QSPEs") subject to the reporting requirements of SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities," will not be required to be consolidated under the provisions of FIN 46. The consolidation provisions of FIN 46 apply to all VIEs created or entered into after January 31, 2003. Originally, the provisions of FIN 46 applied to all pre-existing VIEs in the first reporting period beginning after June 15, 2003. In December 2003, the FASB issued Interpretation No. 46 -- revised 2003 (FIN 46R). This deferred the effective date of the interpretation until the first reporting period ending after December 15, 2003 for special purpose entities and until the first reporting period ending after March 15, 2004 for all other entities. If applicable transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. The Company does not believe that the adoption of FIN 46 will have a material adverse impact on its financial statements or financial condition.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to provide clarification on the financial accounting and reporting for derivative instruments and hedging activities and requires similar accounting treatment for contracts with comparable characteristics. The adoption of SFAS No. 149, effective primarily for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003, had no impact on the Company's financial statements.

14. Recent Accounting Pronouncements, Continued

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 addresses financial accounting and reporting for certain financial instruments with characteristics of both liabilities and equity. This statements requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. As required by SFAS No. 150, the Company adopted this new accounting standard effective July 1, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial statements.

15. Subsequent Events

In late 2003 and early 2004, the Company announced the purchase of nine hotels from the McKibbon Hotel Group. All of these transactions are expected to close by the end of May 2004. The total purchase price for the nine hotels is approximately $70 million, including the assumption of approximately $37 million in secured debt, and the Company expects to fund these acquisitions primarily through its Line of Credit and the additional issuance of equity securities. The average age of these nine hotels is seven years.

On January 26, 2004, the Company completed the acquisition of one of the above-mentioned hotels, a 93-room Marriott Courtyard hotel located in Tallahassee, Florida, for approximately $9.8 million in cash.

During January 2004, the Company sold two hotels (Hampton Inn, Jacksonville, Florida and Hampton Inn, Sarasota, Florida) to third parties for an aggregate sales price of approximately $8.0 million. The sales prices were paid in cash, and the proceeds were primarily utilized to pay down the Company's secured long-term debt and to pay related prepayment penalties of approximately $400,000. As a condition to the sale of the Jacksonville Hampton Inn, the Company agreed to increase its note receivable from HM-NM, Inc. by $800,000, and applied this amount toward the purchase price of the Jacksonville Hampton Inn. The increased amount of the note is due and payable in February 2005, bears interest at 7.75% per annum, and is secured by the land, building, furniture and fixtures of the AmeriSuites hotel (sold to the same buyer in November 2003) located at 8277 Western Way Circle, Jacksonville, Florida.

On January 21, 2004, the Company amended its Line of Credit to provide for more flexibility regarding its financial covenants through June 2006. The Company incurred an amendment fee of approximately $37,000.

EQUITY INNS, INC.
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(in thousands)

	Allowance for Doubtful Accounts (1)	Valuation Allowance for Deferred Income Tax Asset
Balance January 1, 2001	$	$
Charged to costs and expenses	2,717	
Charged to other amounts	712	
Deductions		
Balance December 31, 2001	3,429	
Charged to costs and expenses	25	
Charges to other accounts		
Deductions	(650)	
Balance December 31, 2002	$2,804	
Charged to costs and expenses	50	$16,789
Deduction	(2,654)	
Balance December 31, 2003	$ 200	$16,789

(1) Allowance for doubtful accounts includes combined allowances for both accounts receivable and notes receivable.

EQUITY INNS, INC.
SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2003
(in thousands)

ASSETS HELD FOR USE

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period							
Description of Property	Encumbrances	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation Buildings and Improvements	Net Book Value Buildings and Improvements	Date of Construction	Date of Acquisition	Life Upon Which Depreciation In Statement Is Computed
Hampton Inn- Albany, New York	4	$ 953	$10,699		$ 924	$953	$11,623	$12,576	$4,129	$8,447	1986	3/2/94	5-40 yrs.
Hampton Inn-Cleveland, Ohio	1	820	4,645		1,232	820	5,877	6,697	2,082	4,615	1987	3/2/94	5-40 yrs.
Hampton Inn-College Station, Texas	1	656	5,326		1,560	656	6,886	7,542	2,619	4,923	1986	3/2/94	5-40 yrs.
Hampton Inn-Columbus, Georgia	1	603	3,378		1,414	603	4,792	5,395	2,173	3,222	1986	3/2/94	5-40 yrs.
Hampton Inn-Louisville, Kentucky	1	395	3,325		1,018	395	4,343	4,738	2,599	2,139	1986	3/2/94	5-40 yrs.
Hampton Inn-Ann Arbor, Michigan	1	565	5,005		1,326	565	6,331	6,896	2,483	4,413	1986	4/21/94	5-31 yrs.
Hampton Inn-Gurnee, Illinois	1	630	3,674		2,051	630	5,725	6,355	2,231	4,124	1988	6/7/94	5-31 yrs.
Residence Inn-Eagan, Minnesota	3	540	8,782		2,435	540	11,217	11,757	4,229	7,528	1988	9/12/94	5-31 yrs.
Residence Inn-Tinton Falls, New Jersey	3		8,130		1,622		9,752	9,752	3,409	6,343	1988	9/12/94	5-31 yrs.
Hampton Inn-Milford, Connecticut	1	759	6,156		1,910	759	8,066	8,825	2,896	5,929	1986	9/20/94	5-31 yrs.
Hampton Inn-Meriden, Connecticut	1	648	3,661		2,042	648	5,703	6,351	1,959	4,392	1988	9/20/94	5-31 yrs.
Hampton Inn-Beckley, West Virginia	4	1,876	5,959		687	1,876	6,646	8,522	2,132	6,390	1992	11/28/94	5-31 yrs.
Holiday Inn-Bluefield, West Virginia	2	1,661	6,483		3,227	1,661	9,710	11,371	3,609	7,762	1980	11/282/94	5-31 yrs.
Hampton Inn-Gastonia, North Carolina	1	1,651	5,099		1,154	1,651	6,253	7,904	2,319	5,585	1989	11/28/94	5-31 yrs.
Hampton Inn-Morgantown, West Virginia	3	1,573	4,635	$ 4	771	1,577	5,406	6,983	1,961	5,022	1991	11/28/94	5-31 yrs.
Holiday Inn-Oak Hill, West Virginia	2	269	3,812		3,059	269	6,871	7,140	2,559	4,581	1983	11/28/94	5-31 yrs.
Hampton Inn-Naperville, Illinois	1	678	6,851		1,770	678	8,621	9,299	3,117	6,182	1987	12/6/94	5-31 yrs.
Hampton Inn-State College, Pennsylvania	4	718	7,835		1,014	718	8,849	9,567	3,020	6,547	1987	1/3/95	5-31 yrs.
Comfort Inn-Rutland, Vermont	4	359	4,037		1,025	359	5,062	5,421	1,772	3,649	1985	6/15/95	5-31 yrs.
Hampton Inn-Scranton, Pennsylvania	4	403	7,737		684	403	8,421	8,824	2,908	5,916	1994	9/20/95	5-31 yrs.
Residence Inn-Omaha, Nebraska	1	953	2,812	6	2,746	959	5,558	6,517	1,932	4,585	1985	12/15/95	5-31 yrs.
Hampton Inn-Fayetteville, North Carolina	1	403	5,191	17	2,014	420	7,205	7,625	2,555	5,070	1986	9/22/95	5-31 yrs.
Hampton Inn-Indianapolis, Indiana	1	1,207	6,639		1,955	1,207	8,594	9,801	3,104	6,697	1987	9/22/95	5-31 yrs.
Holiday Inn-Mt. Pleasant, South Carolina	1	888	8,121		4,306	888	12,427	13,315	3,524	9,791	1988	9/22/95	5-31 yrs.
Comfort Inn-Jacksonville Beach, Florida	1	849	7,678	2	3,789	851	11,467	12,318	3,851	8,467	1990	11/21/95	5-31 yrs.
Hampton Inn-Austin, Texas	1	500	7,034	6	1,595	506	8,629	9,135	2,917	6,218	1987	12/27/95	5-31 yrs.
Hampton Inn-Knoxville, Tennessee	1	617	4,103		1,806	617	5,909	6,526	2,042	4,484	1988	2/21/96	5-31 yrs.
Hampton Inn-Glen Burnie, Maryland	4		5,397		1,578		6,975	6,975	2,219	4,756	1989	3/14/96	5-31 yrs.
Hampton Inn-Detroit, Michigan	3	1,207	6,311		1,334	1,207	7,645	8,852	2,412	6,440	1989	5/31/96	5-31 yrs.
Homewood Suites-Hartford, Connecticut	4	2,866	8,575		1,643	2,866	10,218	13,084	2,950	10,134	1990	5/31/96	5-31 yrs.
Holiday Inn-Winston-Salem, North Carolina	1	1,350	3,763		4,912	1,350	8,675	10,025	2,662	7,363	1969	6/28/96	5-31 yrs.
Hampton Inn-Scottsdale, Arizona	2	2,227	7,289		492	2,227	7,781	10,008	2,428	7,580	1996	7/16/96	5-31 yrs.
Hampton Inn-Chattanooga, Tennessee	4	1,475	7,576		1,925	1,475	9,501	10,976	2,576	8,400	1988	7/22/96	5-31 yrs.
Homewood Suites-San Antonio, Texas	3	907	7,690		465	907	8,155	9,062	2,705	6,357	1996	9/27/96	5-31 yrs.
Residence Inn-Burlington, Vermont	2	678	7,019		1,902	678	8,921	9,599	2,809	6,790	1988	10/1/96	5-31 yrs.
Homewood Suites-Phoenix, Arizona	3		7,988		2,149		10,137	10,137	3,026	7,111	1996	11/15/96	5-31 yrs.
Residence Inn-Colorado Springs, Colorado	2	1,350	8,378		2,076	1,350	10,454	11,804	2,883	8,921	1984	1/10/97	5-31 yrs.
Residence Inn-Oklahoma City, Oklahoma	4	1,450	9,771		2,697	1,450	12,468	13,918	3,238	10,680	1982	1/10/97	5-31 yrs.
Residence Inn-Tucson, Arizona	3	832	7,783		2,019	832	9,802	10,634	3,054	7,580	1985	1/10/97	5-31 yrs.
Hampton Inn-Norfolk, Virginia	4		5,612		1,924		7,536	7,536	2,325	5,211	1990	3/5/97	5-31 yrs.
Hampton Inn-Pickwick, Tennessee	2	370	1,747		538	370	2,285	2,655	768	1,887	1994	3/11/97	5-31 yrs.
Hampton Inn-Overland Park, Kansas	3	906	6,261		1,764	906	8,025	8,931	2,357	6,574	1991	4/23/97	5-31 yrs.
Hampton Inn-Addison, Texas	2	2,981	7,146		1,770	2,981	8,916	11,897	2,802	9,095	1985	6/2497	5-31 yrs.
Hampton Inn-Atlanta-Northlake, Georgia	2		7,505		1,381		8,886	8,886	2,587	6,299	1988	6/24/97	5-31 yrs.
Hampton Inn-Birmingham (Mountain Brook), Alabama	4		8,675		1,293		9,968	9,968	2,657	7,311	1987	8/1/97	5-31 yrs.
Hampton Inn-Birmingham (Vestavia), Alabama	2	1,057	5,703		1,291	1,057	6,994	8,051	2,111	5,940	1986	6/24/97	5-31 yrs.
Hampton Inn-Chapel Hill, North Carolina	2	1,834	7,229		887	1,834	8,116	9,950	2,373	7,577	1986	6/2497	5-31 yrs.
Hampton Inn-Charleston, South Carolina	4	712	5,735		1,276	712	7,011	7,723	2,087	5,636	1985	6/2497	5-31 yrs.
Hampton Inn-Colorado Springs, Colorado	2	803	4,336		1,223	803	5,559	6,362	1,646	4,716	1985	6/24/97	5-31 yrs.
Hampton Inn-Columbia, South Carolina	2	650	7,200		1,049	650	8,249	8,899	2,366	6,533	1985	6/24/97	5-31 yrs.

EQUITY INNS, INC.
SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
AS OF DECEMBER 31, 2003
(in thousands)

Description of Property	Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Improvements	Cost Capitalized Subsequent to Acquisition: Land	Cost Capitalized Subsequent to Acquisition: Buildings and Improvements	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Buildings and Improvements	Total	Accumulated Depreciation Buildings and Improvements	Net Book Value Buildings and Improvements	Date of Construction	Date of Acquisition	Life Upon Which Depreciation In Statement Is Computed
Hampton Inn-Aurora, Colorado	4	784	3,703		1,228	784	4,931	5,715	1,489	4,226	1985	6/24/97	5-31 yrs.
Hampton Inn-Detroit (Madison Heights), Michigan	4	881	4,755		917	881	5,672	6,553	1,634	4,919	1987	6/24/97	5-31 yrs.
Hampton Inn-Dublin, Ohio	4	944	4,095		1,536	944	5,631	6,575	1,855	4,720	1988	6/24/97	5-31 yrs.
Hampton Inn-Kansas City, Kansas	3	585	4,719		935	585	5,654	6,239	1,656	4,583	1987	6/24/97	5-31 yrs.
Hampton Inn-Little Rock, Arkansas	2	898	6,078		1,373	898	7,451	8,349	1,990	6,359	1985	6/24/97	5-31 yrs.
Hampton Inn-Memphis (Poplar), Tennessee	3	1,955	7,286		1,574	1,955	8,860	10,815	2,505	8,310	1985	6/24/97	5-31 yrs.
Hampton Inn-Memphis (Sycamore), Tennessee	2		2,990		1,991		4,981	4,981	1,381	3,600	1984	6/24/97	5-31 yrs.
Hampton Inn-Nashville (Briley), Tennessee	6		7,119		1,933		9,052	9,052	2,361	6,691	1987	6/24/97	5-31 yrs.
Hampton Inn-Richardson, Texas	3	1,750	5,861		1,399	1,750	7,260	9,010	2,320	6,690	1987	6/24/97	5-31 yrs.
Hampton Inn-St. Louis, Missouri	4	665	4,161		1,577	665	5,738	6,403	1,926	4,477	1987	6/24/97	5-31 yrs.
Homewood Suites-Germantown, Tennessee	5	1,011	6,771		748	1,011	7,519	8,530	2,035	6,495	1986	6/26/97	5-31 yrs.
Homewood Suites-Augusta, Georgia	2	330	4,680		368	330	5,048	5,378	1,453	3,925	1997	7/10/97	5-31 yrs.
Residence Inn-Princeton, New Jersey	3	1,920	17,375		2,292	1,920	19,667	21,587	5,134	16,453	1988	9/18/97	5-31 yrs.
AmeriSuites-Cincinnati (Blue Ash), Ohio	2	900	6,707		709	900	7,416	8,316	1,880	6,436	1990	12/10/97	5-31 yrs.
AmeriSuites-Cincinnati (Forest Park), Ohio	5	800	6,185		787	800	6,972	7,772	1,940	5,832	1992	12/10/97	5-31 yrs.
AmeriSuites-Columbus, Ohio	3	903	7,630		1,041	903	8,671	9,574	2,432	7,142	1994	12/10/97	5-31 yrs.
AmeriSuites-Flagstaff, Arizona	5	600	4,569		689	600	5,258	5,858	1,531	4,327	1993	12/10/97	5-31 yrs.
AmeriSuites-Indianapolis, Indiana	3	1,168	5,575		1,600	1,168	7,175	8,343	1,877	6,466	1992	12/10/97	5-31 yrs.
AmeriSuites-Miami, Florida	2	1,500	10,287		884	1,500	11,171	12,671	2,743	9,928	1996	12/10/97	5-31 yrs.
AmeriSuites-Overland Park, Kansas	3	1,300	7,930		927	1,300	8,857	10,157	2,465	7,692	1994	12/10/97	5-31 yrs.
AmeriSuites-Richmond, Virginia	3	1,772	10,561		881	1,772	11,442	13,214	2,896	10,318	1992	12/3/97	5-31 yrs.
AmeriSuites-Tampa, Florida	5	1,400	10,309		390	1,400	10,699	12,099	2,490	9,609	1994	12/3/97	5-31 yrs.
Hampton Inn-San Antonio, Texas	6	3,749	8,856		1,160	3,749	10,016	13,765	2,787	10,978	1995	4/14/98	5-31 yrs.
Homewood Suites-Sharonville, Ohio	3	863	6,940		1,609	863	8,549	9,412	2,370	7,042	1990	4/15/98	5-31 yrs.
Residence Inn-Boise, Idaho	6	950	6,108		2,898	950	9,006	9,956	2,076	7,880	1986	4/28/98	5-31 yrs.
Residence Inn-Portland, Oregon	3	2,400	21,235		3,420	2,400	24,655	27,055	4,968	22,087	1990	4/28/98	5-31 yrs.
Undeveloped Real Estate-Bartlett, Tennessee		125				125		125		125		5/1/98	
Residence Inn-Somers Point, New Jersey	5	1,094	7,101		1,482	1,094	8,583	9,677	2,355	7,322	1998	5/18/98	5-31 yrs.
AmeriSuites-Albuquerque, New Mexico	5	1,776	7,789		351	1,776	8,140	9,916	1,988	7,928	1997	6/26/98	5-31 yrs.
AmeriSuites-Baltimore, Maryland	5	659	9,412		397	659	9,809	10,468	2,009	8,459	1996	6/26/98	5-31 yrs.
AmeriSuites-Baton Rouge, Louisiana	2	649	10,242		141	649	10,383	11,032	2,553	8,479	1997	6/26/98	5-31 yrs.
AmeriSuites-Birmingham, Alabama	5	1,066	6,629		133	1,066	6,762	7,828	1,666	6,162	1997	6/26/98	5-31 yrs,
AmeriSuites-Las Vegas, Nevada	2	4,126	15,021		344	4,126	15,365	19,491	3,941	15,550	1998	6/26/98	5-31 yrs.
AmeriSuites-Memphis (Wolfchase), Tennessee	3	1,108	7,333		119	1,108	7,452	8,560	1,879	6,681	1996	6/26/98	5-31 yrs.
AmeriSuites-Miami (Kendall), Florida	2	2,426	8,196		437	2,426	8,633	11,059	2,031	9,028	1996	6/26/98	5-31 yrs.
AmeriSuites-Minneapolis, Minnesota	2	1,312	8,294		205	1,312	8,499	9,811	2,055	7,756	1997	6/26/98	5-31 yrs.
AmeriSuites-Nashville, Tennessee	2	1,622	9,650		116	1,622	9,766	11,388	2,459	8,929	1997	6/26/98	5-31 yrs.
Homewood Suites-Seattle, Washington	2	2,640	19,529		541	2,640	20,070	22,710	4,682	18,028	1998	8/7/98	5-31 yrs.
Homewood Suites-Chicago, Illinois	2		29,052		8,335		37,387	37,387	7,642	29,745	1999	5/18/99	5-31 yrs.
Homewood Suites-Orlando, Florida	2	4,250	17,015		3,334	4,250	20,349	24,599	4,555	20,044	1999	6/25/00	5-31 yrs.
Courtyard by Marriott-Houston, Texas	6	2,193	14,128		48	2,193	14,176	16,369	880	15,489	2002	12/6/02	5-31 yrs.
Construction in Progress		2,167		49		2,216		2,216	306	1,910			
Corporate Office--Memphis, TN		—	—	—	746	—	746	746	—	746	1999		7 Yrs
		102,070	673,372	84	138,319	102,154	811,691	913,845	232,367	681,478			
ASSETS HELD FOR SALE													
Hampton Inn-Sarasota, Florida (7)	1	553	4,142		(61)	553	4,081	4,634	1,808	2,826	1987	3/24/94	5-40 yrs.
Comfort Inn-Arlington, Texas (7)	2	425	6,969		(2,013)	425	4,956	5,381	2,709	2,672	1985	7/15/94	5-31 yrs.
Hampton Inn-Jacksonville Florida (7)	1	403	4,919	—	1,802	403	6,721	7,124	2,451	4,673	1986	9/22/95	5-31 yrs.
		1,381	16,030	—	(272)	1,381	15,758	17,139	6,968	10,171			
		$103,451	$689,402	$84	$138,047	$103,535	$827,449	$930,984	$239,335	$691,649			

Notes to Schedule III -- Real Estate and Accumulated Depreciation.

1. Collateral for the CMBS Mortgage Bonds with a current balance of $64,661
2. Collateral for the $110 million Line of Credit with a current balance of $50,000
3. Collateral for the GMAC mortgages due July 2009 with a current balance of $91,009
4. Collateral for the GECC mortgages due November 2010 with a current balance of $66,891
5. Collateral for the GMAC mortgages due November 2010 with a current balance of $34,612
6. Collateral for various mortgage notes due from September 2005 to November 2016 with combined balances of $22,601
7. These hotels are classified as "held for sale" at December 31, 2003

	2003	2002	2001
Cost of land, buildings and improvements:			
Balance at beginning of year	$946,422	$918,819	$906,996
Depreciation for the period	13,342	29,210	12,991
Disposals	(24,407)	(1,607)	(1,168)
Impairments	(4,373)		
Balance at end of year	$930,984	$946,422	$918,819
Accumulated depreciation on land, buildings and improvements:			
Balance at beginning of year	$206,276	$166,929	$134,585
Depreciation for the period	39,371	40,954	32,344
Disposals	(6,312)	(1,607)	
Balance at end of year	$239,335	$206,276	$166,929

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the fiscal year ended December 31, 2003 and through the date of this report, there has been no change in the Company's independent accountants, nor have any disagreements with such accountants or reportable events occurred.

ITEM 9A. CONTROLS AND PROCEDURES

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, our Company carried out an evaluation, with the participation of our Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our Company's disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our Company's disclosure controls and procedures are effective in timely alerting them to material information relating to our Company (including our consolidated subsidiaries) required to be included in our periodic SEC filings. There has been no change in our Company's internal control over financial reporting during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our Company's internal control over financing reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item is incorporated by reference from the section entitled "The Election of Directors" and "Our Board of Directors" in the Proxy Statement as to the Company's directors and certain of our executive officers. See also Item 1 -- "Business-Executive Officers of the Company" for information regarding our remaining executive officers and Item I -- "Business-Available Information" for information regarding our Code of Ethics.

Information required by this item is incorporated by reference from the section entitled "Section 16(a) Beneficial Ownership and Reporting Compliance" in the Proxy Statement as to Section 16 reporting compliance.

Our Board of Directors has determined that it presently has no "audit committee financial expert" (as that term is defined in the rules promulgated by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002) serving on the Audit Committee. We are currently seeking a board member that qualifies as our Audit Committee financial expert, as defined, and we plan to have this board seat and Audit Committee member placed by the time of our annual shareholders meeting on May 13, 2004. Our Board of Directors has determined that each of the members of our Audit Committee is financially literate and has accounting or related financial management expertise, as required by the New York Stock Exchange as interpreted by our Board of Directors.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference from the section entitled "Executive Compensation" in the Proxy Statement. The matters labeled "Performance Graph" contained in the

Proxy Statement shall not be deemed to be incorporated by reference into this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference from the sections entitled "Ownership of Our Common Stock" and "Executive Compensation -- Equity Compensation Plan" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is incorporated by reference from the section entitled "Relationship with Independent Public Accountants" in the Proxy Statement.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following documents are filed as part of this Annual Report on Form 10-K:

(a) Financial Statements:

The following financial statements and financial statement schedules are located in this report on the pages indicated:

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted from this report.

(b) Reports on Form 8-K:

Two (2) reports on Form 8-K were filed by the Company with the SEC during the fourth quarter of 2003: (1) on October 10, 2003 under Items 5 and 7 to report the Company's sale to Cohen & Steers Capital Management, Inc., acting on behalf of certain of its investment advisory clients, of 287,500 shares of the Company's 8.75% Series B Cumulative Preferred Stock, $.01 par value per share (Liquidation Preference $25 per share), and 2.0 million shares of the Company's Common Stock, $.01 par value per share, and (2) on November 6, 2003 under Items 7 and 12 to file the press release relating to the Company's results of operations and financial condition for the third quarter of 2003.

(c) Exhibits:

Exhibit Number		Description
3.1(a)	--	Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on October 23, 1997)
3.1(b)	--	Articles of Amendment to the Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on May 28, 1998)
3.1(c)	--	Articles of Amendment to the Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 4.1(d) to the Company's Registration Statement on Form 8-A12B (Registration No. 01-12073) filed with the SEC on July 7, 2003, as amended on August 7, 2003)
3.2	--	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304)
4.1(a)	--	Form of Share Certificate for the Company's Common Stock, $.01 par value (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304))
4.1(b)	--	Form of Share Certificate for the Company's 9 1/2% Series A Cumulative Preferred Stock, $.01 par value (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304))
4.2(a)	--	Third Amended and Restated Agreement of Limited Partnership of Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 24, 1997 (Registration No. 01-12073) filed with the SEC on July 10, 1997)
4.2(b)	--	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on June 24, 1998)

4.2(c)* -- Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Equity Inns Partnership, L.P.

4.3, 10.1-- Indenture dated as of February 6, 1997 among EQI Financing Partnership I, L.P. as Issuer, LaSalle National Bank as Trustee, and ABN AMBRO Bank N.V. as Fiscal Agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (Registration No. 01-12073) for the quarter ended March 31, 1997 and filed with the SEC on April 30, 1997)

10.2(a) -- Form of Lease Agreement, effective as of January 1, 2001 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.2(b)-- Form of Consolidated Lease Agreement for the AmeriSuites hotels leased by certain subsidiaries of Equity Inns TRS Holdings, Inc. as lessees, and Equity Inns Partnership, L.P. as lessor, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.3(a)-- Equity Inns, Inc. 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.29(a) to the Company's Registration Statement on Form S-11 (Registration No. 33-80318))

10.3(b)-- Equity Inns, Inc. Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.29(b) to the Company's Registration Statement on Form S-11 (Registration No. 33-80318))

10.4 -- Right of First Refusal Agreement between Wolf River Hotel, L.P. and Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-3 (Registration No. 33-93158))

10.5 -- Right of First Refusal Agreement between SAHI I L.P. and Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-3 (Registration No. 33-93158))

10.6(a)-- Loan Agreement, dated as of June 16, 1999, among EQI Financing Partnership II, L.P. and EQI/WV Financing Partnership, L.P., as Borrower Parties, and GMAC Commercial Mortgage Corporation, as Lender (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.6(b)-- Loan Affirmation and Modification Agreement dated as of December 31, 2000 by and among EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., ENN Leasing Company II, L.L.C., Equity Inns Partnership, L.P., Equity Inns, Inc., Norwest Bank Minnesota, National Association, as trustee, and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.6(c) -- Loan Affirmation and Modification Agreement dated as of January 9, 2002, by and among EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., EQI Financing Partnership V, L.P., ENN Leasing Company II, L.L.C., ENN Leasing Company V, L.L.C., Equity Inns Partnership, L.P., Equity Inns, Inc., Equity Inns Trust, Norwest Bank Minnesota, National Association, as trustee, and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.7 -- Loan Agreement, dated as of October 20, 2000, between EQI Financing Partnership V, L.P., as Borrower, and GMAC Commercial Mortgage Corporation, as Lender (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.8 -- Loan Agreement, dated as of November 7, 2000, between EQI Financing Partnership III, L.P., as Borrower, and General Electric Capital Corporation, as Lender (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.9 -- Loan Agreement, dated as of November 7, 2000, by and among EQI Financing Partnership IV, L.P. and EQI/WV Financing Partnership II, L.P., as Borrowers, and General Electric Capital Corporation, as Lender (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.10(a) -- Amended and Restated Secured Revolving Credit Agreement dated as of June 11, 2003, by and among Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P. and Equity Inns Partnership II, L.P. as Borrowers, Bank One, NA, Credit Lyonnais New York Branch, Fleet National Bank, National Bank of Commerce, AmSouth Bank and Union Planters Bank, National Association as Lenders, Bank One, NA as Administrative Agent, Banc One Capital Markets, as Co-Lead Arranger/Sole Book Manager, Credit Lyonnais New York Branch as Syndication Agent and Co-Lead Arranger and Fleet National Bank as Documentation Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on July 2, 2003)

10.10(b)*-- First Amendment to Amended and Restated Secured Revolving Credit Agreement dated as of January 21, 2004 by and among Equity Inns Partnership, L.P., Equity Inns/ West Virginia Partnership, L.P. and Equity Inns Partnership II, L.P. as Borrower, Bank One, NA as Administrative Agent and Lender, and the remaining Lenders that are signatories thereto

10.11-- Master Lease Termination Agreement dated as of December 20, 2001, by and among Equity Inns, Inc., Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P., EQI Financing Partnership II, L.P., EQI Financing Partnership V, L.P., EQI/WV Financing Partnership, L.P., ENN Leasing Company, Inc., ENN Leasing Company II, L.L.C., ENN Leasing Company V, L.L.C., Prime Hospitality Corp., Oradell Holding Corp., Wayne Holding Corp, and Caldwell Holding Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.12 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Promus Hotels, Inc., effective as of January 1, 2001 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.13* -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Innkeepers Hospitality Management, Inc.

10.14 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Crossroads Hospitality Company, L.L.C., effective as of January 1, 2001 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.15(a)-- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and certain affiliates of Prime Hospitality Corp., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002

10.15(b)*-- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and certain affiliates of Prime Hospitality Corp., effective as of May 14, 2003

10.16 -- Form of Deed of Trust dated as of February 6, 1997 by EQI Financing Partnership 1, L.P. in favor of LaSalle National Bank, as Trustee (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (Registration No. 01-12073) for the quarter ended March 31, 1997 and filed with the SEC on April 30, 1997)

10.17 -- Commercial Lease dated as of December 17, 1998 between 64 LTD. LLC and Equity Inns Services, Inc. (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)

10.18 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Phillip H. McNeill, Sr. (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)

10.19 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Howard A. Silver (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)

10.20 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Donald H. Dempsey (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)

10.21 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Phillip H. McNeill, Jr. (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)

10.22 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and J. Ronald Cooper (incorporated by reference to Exhibit 10.21 to the

Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Registration No. 01-12073) filed with the SEC on March 25, 2002)

10.23 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Richard F. Mitchell (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Registration No. 01-12073) filed with the SEC on March 25, 2002)

10.25 -- Equity Inns, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (Registration No. 01-12073) filed with the SEC on March 17, 2000)

10.26 -- Master Lease Termination Agreement dated as of September 7, 2000, by and among Equity Inns, Inc., Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P., EQI Financing Partnership I, L.P., EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., Equity Inns Partnership II, L.P., E.I.P. Orlando, L.P., Crossroads/Memphis Partnership, L.P., Crossroads/Memphis Financing Company, L.L.C., Crossroads/Memphis Financing Company II, L.L.C., Crossroads Future Company, L.L.C., Crossroads Future Financing Company, L.L.C., Interstate Hotels, LLC and Crossroads Hospitality Company, L.L.C. (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the Securities and Exchange Commission on January 11, 2001)

10.27* -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and J. Mitchell Collins

10.28* -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Wright Hospitality Management, LLC

10.29*-- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and the McKibbon Hotel Group

21.1* -- List of subsidiaries of Equity Inns, Inc.

23.1* -- Consent of PricewaterhouseCoopers L.L.P.

31.1* -- Certification of Phillip H. McNeill, Sr., Chief Executive Officer of Equity Inns, Inc., pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, and dated March 12, 2004

31.2* -- Certification of J. Mitchell Collins, Chief Financial Officer of Equity Inns, Inc., pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, and dated March 12, 2004

32.1* -- Certification of Phillip H. McNeill, Sr., Chief Executive Officer of Equity Inns, Inc. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and dated March 12, 2004

32.2* -- Certification of J. Mitchell Collins, Chief Financial Officer of Equity Inns, Inc. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and dated March 12, 2004

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on the 12th day of March, 2004.

EQUITY INNS, INC.

By: /s/Phillip H. McNeill, Sr.
Phillip H. McNeill, Sr.
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 12 day of March, 2004.

Signature	Title	Date
/s/ Phillip H. McNeill, Sr. Phillip H. McNeill, Sr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	March 12, 2004
/s/ Howard A. Silver Howard A. Silver	President, Chief Operating Officer and Director	March 12, 2004
/s/ J. Mitchell Collins J. Mitchell Collins	Executive Vice President, Chief Financial Officer, Secretary, Treasurer (Principal Financial and Accounting Officer)	March 12, 2004
/s/ Harry S. Hays Harry S. Hays	Director	March 12, 2004
/s/ Joseph W. McLeary Joseph W. McLeary	Director	March 12, 2004
/s/ Raymond E. Schultz Raymond E. Schultz	Director	March 12, 2004

Common Stock Information

The Common Stock of Equity Inns, Inc. trades on the New York Stock Exchange under the symbol ENN. The prices set forth below reflect the high and low closing prices for the Company's Common Stock for the periods indicated as reported by the NYSE and the cash distributions declared per share. The Company pays a quarterly dividend on its common stock. Total dividends declared in 2003 were $0.52 per share.

Stock Price

	Price Range		Distributions Declared	
	High	Low	Per Share and Unit	Record Date
Year Ended December 31, 2003:				
First Quarter	$6.13	$5.28	$0.13	March 31, 2003
Second Quarter	$7.37	$5.90	$0.13	June 30, 2003
Third Quarter	$7.75	$6.42	$0.13	September 30, 2003
Fourth Quarter	$9.34	$7.72	$0.13	December 31, 2003
Year Ended December 31, 2002:				
First Quarter	$8.34	$6.92	$0.12	March 29, 2002
Second Quarter	$8.34	$6.92	$0.13	June 28, 2002
Third Quarter	$7.59	$5.85	$0.13	September 30, 2002
Fourth Quarter	$6.35	$5.03	$0.13	December 31, 2002

On March 3, 2004, there were 731 record holders of the Company's Common Stock, including shares held in "street name" by nominees who are record holders, and approximately 21,000 beneficial owners.



Equity Inns, Inc. Corporate Information

Corporate Address
7700 Wolf River Boulevard
Germantown, Tennesssee 38138
(901) 754-7774

Auditors
PricewaterhouseCoopers LLP
Memphis, Tennessee

General Counsel
Hunton & Williams
Richmond, Virginia

Transfer Agent
Shareholders of record who wish to change the ownership or address of stock; report lost, stolen or destroyed certificates; or who have questions about their accounts should contact:

Sun Trust Bank, Atlanta
Stock Transfer Department
58 Edgewood Avenue
Atlanta, Georgia 30303
(800) 568-3476

Web Site & Internet Access
A corporate profile, financial highlights, statistical data, recent press releases, SEC filings, property locations and other information about Equity Inns, Inc. may be found on the World Wide Web at www.equityinns.com.

Equity Inns, Inc. Officers and Directors

BOARD OF DIRECTORS

Phillip H. McNeill, Sr.
Chairman of the Board and
Chief Executive Officer of Equity Inns, Inc.

Howard A. Silver
President and Chief Operating Officer of
Equity Inns, Inc.

Joseph W. McLeary[1,2]
Director of Investment Banking of
Wunderlich Securities, Inc.

Raymond E. Schultz[1,2]
Former Chairman and Chief Executive Officer of
Promus Hotel Corporation

Harry S. (Sandy) Hays[1,2]
Former President and Chief Executive Officer of
Allen & O'Hara Inc.

[1]Compensation Committee
[2]Audit Committee

EXECUTIVE OFFICERS

Phillip H. McNeill, Sr.
Chairman of the Board and Chief Executive Officer

Howard A. Silver
President and Chief Operating Officer

J. Mitchell Collins
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer

Phillip H. McNeill, Jr.
Senior Executive Vice President of Development

Richard F. Mitchell
Senior Vice President, Asset Management

J. Ronald Cooper
Vice President, Controller, Assistant Secretary
and Assistant Treasurer

DESIGN FUSZION Collaborative fuszion.com | **PRINTING** CFG & Partners

Brand Diversity



OTHER
11%
HOMEWOOD SUITES
15%
41%
Hampton Inn
15%
Residence Inn

% of Revenues

ENN Total Shareholder Returns



Three Year
ENN
86.8%
or 23.1% annual
S&P500
-15.8%
or -4.1% annual
One Year 2003
ENN
59.0%
S&P500
26.3%
0%
25%
50%
75%
100%

Geographical Diversity

U. S. map showing locations of ENN's 93 hotels



EXTENDED STAY & ALL SUITE
FULL SERVICE
LIMITED SERVICE
EAST NORTH CENTRAL
EAST SOUTH CENTRAL
MIDDLE ATLANTIC
MOUNTAIN
NEW ENGLAND
PACIFIC NORTHWEST
SOUTH ATLANTIC
WEST NORTH CENTRAL
WEST SOUTH CENTRAL

Equity Inns' hotel portfolio is geographically diversified, with properties located in 34 states nationwide, making the REIT less vulnerable to regional downturns.

EQUITY INNS, INC. HOTEL PORTFOLIO

State	City	Hotel	Telephone
AL	Birmingham (Mtn. Brook)	Hampton Inn	205 870 7822
AL	Birmingham (Riverchase)	AmeriSuites	205 988 8444
AL	Birmingham (Vestavia)	Hampton Inn	205-822 2224
AR	Little Rock	Hampton Inn	501-771 2090
AZ	Flagstaff	AmeriSuites	928-774-8042
AZ	Phoenix	Homewood Suites	602 508 0937
AZ	Scottsdale	Hampton Inn	480-941-9400
AZ	Tucson	Residence Inn	520-721-0991
CO	Colorado Springs	Hampton Inn	719-593-9700
CO	Colorado Springs	Residence Inn	719-574-0370
CO	Denver (Aurora)	Hampton Inn	303 369 8400
CT	Hartford	Homewood Suites	860 627 8463
CT	Meriden	Hampton Inn	203 235 5154
CT	Milford	Hampton Inn	203-874-4400
FL	Jacksonville	Hampton Inn	904-777 5313
FL	Jacksonville Beach	Comfort Inn	904-241-2311
FL	Miami (Airport)	AmeriSuites	305-718-8292
FL	Miami (Kendall)	AmeriSuites	305 279 8688
FL	Orlando	Homewood Suites	407-248-2232
FL	Sarasota	Hampton Inn	941 351-7734
FL	Tampa (Airport)	AmeriSuites	813 282-1037
GA	Atlanta (Northlake)	Hampton Inn	770 493-1966
GA	Augusta	Homewood Suites	706-650-5858
GA	Columbus	Hampton Inn	706-576 5303
ID	Boise	Residence Inn	208-344-1200
IL	Chicago (Downtown)	Homewood Suites	312 644 2222
IL	Chicago (Gurnee)	Hampton Inn	847-662 1100
IL	Chicago (Naperville)	Hampton Inn	630-505 1400
IN	Indianapolis (Keystone)	AmeriSuites	317-843-0064
IN	Indianapolis	Hampton Inn	317-576-0220
KS	Kansas City (Overland Park)	AmeriSuites	913-451-2553
KS	Kansas City (Overland Park)	Hampton Inn	913-341-1551
KY	Louisville	Hampton Inn	502 491-2577
LA	Baton Rouge	AmeriSuites	225 769-4400
MD	Baltimore (Glen Burnie)	Hampton Inn	410 761-7666
MD	Baltimore (BWI Airport)	AmeriSuites	410-859-3366
MI	Ann Arbor	Hampton Inn	734 665-5000
MI	Detroit (Madison Heights)	Hampton Inn	248-585-8881
MI	Detroit (Northville)	Hampton Inn	734 462-1119
MN	Minneapolis (Eagan)	Residence Inn	651-688-0363
MN	Minneapolis (Mall of America)	AmeriSuites	952 854-0700
MO	Kansas City	Hampton Inn	816-464-5454
MO	St. Louis	Hampton Inn	314-298-7878
NC	Chapel Hill	Hampton Inn	919-968-3000
NC	Fayetteville	Hampton Inn	910-323-0011
NC	Gastonia	Hampton Inn	704-866-9090
NC	Winston-Salem	Holiday Inn	336-765-6670
NE	Omaha	Residence Inn	[illegible]
NJ	Princeton	Residence Inn	[illegible]
NJ	Somers Point	Residence Inn	[illegible]
NJ	Tinton Falls	Residence Inn	[illegible]
NM	Albuquerque	AmeriSuites	[illegible]
NV	Las Vegas	AmeriSuites	[illegible]
NY	Albany	Hampton Inn	[illegible]
OH	Cincinnati (Blue Ash)	AmeriSuites	[illegible]
OH	Cincinnati (Forest Park)	AmeriSuites	[illegible]
OH	Cincinnati (Sharonville)	Homewood Suites	513-772 8888
OH	Cleveland	Hampton Inn	[illegible]
OH	Columbus	AmeriSuites	[illegible]
OH	Columbus (Dublin)	Hampton Inn	[illegible]
OK	Oklahoma City	Residence Inn	[illegible]
OR	Portland	Residence Inn	[illegible]
PA	Scranton	Hampton Inn	[illegible]
PA	State College	Hampton Inn	[illegible]
SC	Charleston (Airport)	Hampton Inn	[illegible]
SC	Charleston (Mt. Pleasant)	Holiday Inn	[illegible]
SC	Columbia	Hampton Inn	[illegible]
TN	Chattanooga	Hampton Inn	[illegible]
TN	Knoxville	Hampton Inn	[illegible]
TN	Memphis (Germantown)	Homewood Suites	[illegible]
TN	Memphis (Poplar)	Hampton Inn	[illegible]
TN	Memphis (Sycamore View)	Hampton Inn	[illegible]
TN	Memphis (Wolfchase)	AmeriSuites	[illegible]
TN	Nashville (Briley)	Hampton Inn	[illegible]
TN	Nashville (Cool Springs)	AmeriSuites	615-771-8900
TN	Pickwick Dam	Hampton Inn	[illegible]
TX	Austin	Hampton Inn	[illegible]
TX	College Station	Hampton Inn	[illegible]
TX	Dallas (Addison)	Hampton Inn	[illegible]
TX	Dallas (Arlington)	Comfort Inn	[illegible]
TX	Dallas (Richardson)	Hampton Inn	[illegible]
TX	Houston (Katy Fwy)	Courtyard	[illegible]
TX	San Antonio	Hampton Inn	[illegible]
TX	San Antonio	Homewood Suites	[illegible]
VA	Norfolk	Hampton Inn	[illegible]
VA	Richmond	AmeriSuites	[illegible]
VT	Burlington	Residence Inn	[illegible]
VT	Rutland	Comfort Inn	[illegible]
WA	Seattle	Homewood Suites	[illegible]
WV	Beckley	Hampton Inn	[illegible]
WV	Bluefield	Holiday Inn	[illegible]
WV	Morgantown	Hampton Inn	[illegible]
WV	Oak Hill	Holiday Inn	[illegible]

EQUITY INNS, INC.
7700 Wolf River Boulevard
Germantown, Tennessee 38138
Tel: 901-754-7774
www.equityinns.com